[redacted]

12025472

LRAD CORPORATION

15378 Avenue of Science, Suite 100
San Diego, California 92128
(858) 676-1112

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 21, 2012

TO THE STOCKHOLDERS OF LRAD CORPORATION:

Notice Is Hereby Given that the Annual Meeting of Stockholders of **LRAD Corporation**, a Delaware corporation (the "Company"), will be held on March 21, 2012 at 2:00 p.m. local time, at our principal offices located at 15378 Avenue of Science, Suite 100, San Diego, California 92128.

1. To elect directors to serve for the ensuing year and until their successors are elected;
2. To ratify the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2012;
3. To consider an advisory vote on executive compensation;
4. To consider an advisory vote on the frequency of the advisory vote on executive compensation; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

I strongly encourage you to sign up for electronic delivery of our future annual reports and proxy materials in order to conserve natural resources and help us save costs in producing and distributing these materials. For more information, please see "Electronic Delivery of Proxy Materials and Annual Reports" on page 2 of the Proxy Statement.

The Board of Directors has fixed the close of business on January 23, 2012 as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors,

Thomas R. Brown
Chairman of the Board

San Diego, California
January 23, 2012

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 21, 2012.

THE PROXY STATEMENT, FORM OF PROXY AND THE ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2011 ARE AVAILABLE AT www.proxyvote.com.

LRAD CORPORATION

15378 Avenue of Science, Suite 100, San Diego, California 92128
(858) 676-1112

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

To be held March 21, 2012

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited to the holders of common stock on behalf of the Board of Directors (the "Board") of LRAD Corporation, a Delaware corporation, for use at the Annual Meeting of Stockholders to be held on March 21, 2012, at 2:00 p.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at our principal offices located at 15378 Avenue of Science, Suite 100, San Diego, California 92128. We intend to mail or electronically deliver this proxy statement, the accompanying proxy card and Notice of Annual Meeting on or about February 6, 2012 to all stockholders entitled to vote at the Annual Meeting.

Solicitation

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of our company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Voting Rights and Outstanding Shares

We have designated a record date of January 23, 2012 for the Annual Meeting. Only stockholders of record at the close of business on the record date will be entitled to notice of and to vote at the Annual Meeting. At the close of business on January 21, 2012, we had outstanding and entitled to vote 32,374,499 shares of common stock.

On all matters to be voted upon at the Annual Meeting, each holder of record of common stock on the record date will be entitled to one vote for each share held. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions will be counted towards the tabulation of votes cast on proposals presented to the stockholders for the purposes of determining the presence of a quorum and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether a matter has been approved. If your broker holds your shares in its name and you do not instruct your broker how to vote, your broker will nevertheless have discretion to vote your shares on our sole "routine" matter – the ratification of the appointment of our independent registered public accounting firm. Your broker will not have discretion to vote on the following "non-routine" matters absent direction from you: the election of directors recommended by the Board, an advisory vote on executive compensation and an advisory vote on the frequency of holding an advisory vote on executive compensation.

The Board recommends that stockholders vote FOR election of the four directors named in this Proxy Statement to serve until the next Annual Meeting of Stockholders and until their successors are elected and have qualified (see page 2); FOR ratification of the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2012 (see page 7); FOR the proposal regarding an advisory vote on executive compensation (see page 9); and FOR every year in response to the proposal regarding an advisory vote on the frequency of the advisory vote on executive compensation (see page 9).

Revocability of Proxies

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Chairman of the Board at our principal offices, 15378 Avenue of Science, Suite 100, San Diego, California 92128, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy. If you hold shares through a bank or broker, you must contact that firm to revoke any prior proxy.

Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in our proxy statement and form of proxy for our 2013 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is September 25, 2012.

Our bylaws also establish an advance notice procedure with respect to certain stockholder proposals and director nominations. If a stockholder wishes to have a stockholder proposal considered at our 2013 annual meeting, the stockholder must give timely notice of the proposal in writing to our Corporate Secretary. To be timely, a stockholder's notice of the proposal must be delivered to, or mailed and received at our executive offices not earlier than December 21, 2012 and not later than January 20, 2013; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the anniversary of the scheduled date of this year's Annual Meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or, in the event we first make public announcement of the date of such annual meeting fewer than 70 days prior to the date of such annual meeting, the close of business on the 10th day following the day on which we first make public announcement of the date of such meeting.

A stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address, as they appear on our books, of the stockholder proposing such business; (iii) the class and number of shares which are beneficially owned by the stockholder; (iv) any material interest of the stockholder in such business; and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act, in his or her capacity as a proponent to a stockholder proposal.

Electronic Delivery of Proxy Materials and Annual Reports

If you are a stockholder of record, you may request and consent to electronic delivery of our future proxy materials and annual reports by following the instructions on your proxy card. If your shares are held in street name, please contact your broker, bank or other nominee and ask about the availability of electronic delivery. If you select electronic delivery, we will discontinue mailing the proxy materials and annual reports to you beginning next year and you will be sent an e-mail message notifying you of the Internet address or addresses where you may access the proxy materials and annual report. Your consent to electronic delivery will remain in effect until you revoke it. If you selected electronic delivery last year, we will not mail the materials to you this year and you will receive an e-mail message with the Internet address where you may access the proxy materials and annual report for the current year.

PROPOSAL ONE
ELECTION OF DIRECTORS

There are four nominees for Board positions. Each director to be elected will hold office until the next annual meeting of stockholders and until his or her successor is elected and has qualified, or until such director's earlier death, resignation or removal. All four of the nominees listed below are currently directors of our company and were elected by the stockholders at our 2011 annual meeting. We encourage our Board members to attend our annual meetings of stockholders. All nominees attended the 2011 annual meeting of stockholders.

In considering candidates for election to the Board, the independent members of the Board seek to assemble a Board that, as a whole, possesses the appropriate balance of professional, management and industry experience, qualifications, attributes, skills, expertise and involvement in areas that are of importance to our business and professional reputation. The independent directors also consider other board service, business, financial and strategic judgment of potential nominees, and desire to have a Board that represents a diverse mix of backgrounds, perspectives and expertise consisting of directors who complement and strengthen the skills of other directors and who also exhibit integrity, collegiality, sound business judgment and any other qualities that the independent members of the Board view as critical to effective functioning of the Board. Each of the nominees for election to the Board has demonstrated a successful track record of strategic, business and financial planning and operating skills. In addition, each of the nominees for election to the Board has experience in management and leadership development and an understanding of operating and corporate governance issues for a public company such as LRAD.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the four nominees named below, subject to the discretionary power to cumulate votes. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve. There are no arrangements or understandings between us and any other person pursuant to which he or she was or is to be selected as a director or nominee.

The four candidates receiving the highest number of affirmative votes cast at the meeting will be elected directors.

Our Board of Directors recommends a vote IN FAVOR of each named nominee.

Nominees

The names of the nominees and certain information about them are set forth below. Such information includes their present positions, principal occupations and public company directorships held in the past five years as well as the specific experience, qualifications, attributes or skills of each nominee that led the independent members of the Board to believe that, as of the date of this proxy statement, that nominee should continue to serve on the Board. However, each independent director may have a variety of reasons for believing a particular person would be an appropriate board member, and these views may differ from the views of other independent directors.

Name	Age	Position and Offices	Director Since
Thomas R. Brown	61	President, Chief Executive Officer and Chairman of the Board	2006
Helen C. Adams (1)	52	Director	2010
Laura M. Clague (1)	52	Director	2007
Raymond C. Smith (1)	68	Director	2006

(1) Member of Audit Committee and Compensation Committee.

Thomas R. Brown, age 61, has been a director since March 2006 and was appointed as President and Chief Executive Officer in August 2006 and Chairman of our Board of Directors in April 2009. Mr. Brown served as President of BrownThompson Executive Search, a financial executive search firm, from April 2005 to August 2006. Mr. Brown was employed by Sony Electronics, Inc. from February 1988 to September 2004. From April 2001 to September 2004, Mr. Brown was Executive Vice President and Deputy President of the Engineering and Manufacturing division of Sony Electronics, Inc., where he was responsible for supply chain operations including Information Technology, Procurement, Customer Service, North American Manufacturing Operations and Finance. From April 2000 to September 2004, Mr. Brown was concurrently the Executive Vice President and President of Information Technology Division for Sony Electronics, where he was responsible for establishing the North American personal computer manufacturing division. Mr. Brown is a member of the board of directors of Mad Catz Interactive, Inc. (AMEX/TSX: MCZ), a provider of video game accessories. Mr. Brown holds a B.A. in Economics from Rutgers University. Mr. Brown's extensive business experience and background, demonstrated leadership as an executive at Sony Electronics, his prior board experience, and his service as our Chief Executive Officer since 2006, qualify him to serve on our Board.

Helen C. Adams, age 52, has been a director since March 2010. Ms. Adams retired in 2009, after more than 27 years serving as a partner and certified public accountant with Deloitte & Touche LLP. Ms. Adams' experience and background with Deloitte was particularly focused on emerging technologies and alternative energy. Ms. Adams has served in executive positions on the boards of directors of the Senior Community Centers, Make a Wish of San Diego, and the YWCA, and in professional organizations such as the San Diego Chairmen's Roundtable and the American Wind Energy Association. Ms. Adams was most recently the Chairman of the Board of Directors of Athena – San Diego, a professional organization for executive women in science and technology, and currently serves as the audit committee chair for the California State University at San Marcos Foundation Board. Ms. Adams is a certified public accountant, and has a B.S. in Accounting from San Diego State University. Ms. Adam's qualifications to serve on the board include her strong financial acumen and broad business knowledge developed through her more than 27 years of experience in a large public accounting firm and her corporate governance experience which she gained through her role as Partner in a large, international accounting firm and prior board experience.

Laura M. Clague, age 52, has been a director since February 2007. Ms. Clague is the vice president, corporate controller of Amylin Pharmaceuticals, Inc., a biopharmaceutical company, where she has served since 2003. From 1988 to 1999, Ms. Clague was the director of finance and accounting operations, controller and accounting manager at Sony Electronics, Inc. From 1985 to 1988, Ms. Clague served as internal audit supervisor at Cubic Corporation. From 1982 to 1985, Ms. Clague held various audit positions at KPMG, the last of which was audit supervisor. Ms. Clague is a certified public accountant, and has a B.S. in Business Administration from Menlo College. Ms. Clague's qualifications to serve on the board include her significant experience as a financial executive in a publicly traded company, as well as her strong accounting and finance background resulting from her years in public accounting and industry.

Raymond C. Smith, age 68, has been a director since March 2006. Admiral Smith served 31 years in the U.S. Navy SEALS until his retirement in 2001. He held various leadership positions, most recently Director of Assessment of the Office of the Chief of Naval Operations, where he directed capability assessment for the U.S. Navy. During his service with the Navy SEALS, Admiral Smith held positions based in San Diego, California, Tampa, Florida and Newport, Rhode Island. From 2001 to 2002, Admiral Smith was Chief Operating Officer of Cathedral of Our Lady of Angels in Los Angeles, where he supervised all business activities within the Cathedral complex. From 2003 to 2005, Admiral Smith was President of Seraphim Realty Foundation, a Los Angeles charitable organization dedicated to assisting charities with donated real estate as a means of increasing their endowments. Admiral Smith is a director of EP Global Communications, Inc., publisher of Exceptional Parent magazine and provider of other services for families of people with disabilities and special health care needs. Admiral Smith obtained a B.S. in Engineering from the U.S. Naval Academy in 1967 and an M.S. in Oceanography from the Naval Postgraduate School in 1974. Admiral Smith's extensive senior military leadership experience, in addition to his strong team building, strategic planning, project management and budgetary responsibilities through his 31 years in the U.S. Navy SEALS qualifies him to serve on our Board.

BOARD AND COMMITTEE MATTERS AND CORPORATE GOVERNANCE MATTERS

Corporate Governance

We maintain a corporate governance page on our website that includes key information about our corporate governance initiatives, including our Code of Business Conduct and Ethics, our Charters for the committees of the Board, and our Whistleblower Protection Policy. The corporate governance page can be found at www.lradx.com by clicking on "Investors," and then on "Corporate Governance."

Our policies and practices reflect corporate governance initiatives that are designed to be compliant with the listing requirements of The NASDAQ Stock Market and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

- A majority of our Board members are independent of our company and our management;
- All members of our standing Board committees—the Audit Committee and the Compensation Committee—are independent;
- The independent members of our Board meet regularly without the presence of management;
- We have a clear code of business conduct and ethics that applies to our principal executive officers, our directors and all of our employees, and is monitored by our Audit Committee;
- The charters of the board committees clearly establish their respective roles and responsibilities; and
- We have a hotline available to all employees, and our Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal accounting controls, or auditing matters.

Board of Directors

Our Board currently consists of four directors: Thomas R. Brown (Chairman), Helen C. Adams, Laura M. Clague and Raymond C. Smith. During the fiscal year ended September 30, 2011, our Board held six meetings. All directors serving on the Board during the fiscal year ended September 30, 2011 attended at least 75% of the aggregate of the total number of the meetings of the Board and the total number of meetings held by all committees of the Board on which he or she served (in each case during the period in which he or she served).

Independence of the Board

As required under the NASDAQ Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors.

After review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, our Board has affirmatively determined that Ms. Adams, Ms. Clague and Admiral Smith are independent directors within the meaning of the applicable NASDAQ listing standards.

Board Leadership Structure

Thomas R. Brown currently serves as Chief Executive Officer and Chairman of the Board. The Board does not have a lead independent director. We do not have a formal policy with respect to separation of the offices of Chairman of the Board and Chief Executive Officer, and the Board believes that it should maintain flexibility to select our Chairman and board leadership structure from time to time. The Board believes that it is currently in our best interest, and that of our stockholders, for Mr. Brown to serve in both roles. The Board believes this provides us an efficient and effective leadership model. Combining the Chairman and CEO roles fosters clear accountability, effective decision-making and alignment on corporate strategy. In light of Mr. Brown's knowledge of our business and industry, and his experience successfully navigating us through both strong and challenging periods, his ability to speak as Chairman and CEO provides us with strong unified leadership.

Role of Board in Risk Oversight

Our management is primarily responsible to manage risk and inform the Board regarding our most material risks. The Board has oversight responsibility of the processes established to monitor and manage such risks. The Board believes that such oversight function is the responsibility of the entire Board through frequent reports and discussions at regularly scheduled Board meetings. In addition, the Board has delegated specific risk management oversight responsibility to the Audit Committee and to the independent members of the Board. In particular, the Audit Committee oversees management of risks related to accounting, auditing and financial reporting and maintaining effective internal controls for financial reporting. The Compensation Committee oversees risk management related to our executive compensation plans and arrangements. The independent members of the Board oversee risk management related to our corporate governance practices. The Board believes that the leadership structure described above under "Board Leadership Structure" facilitates the Board's oversight of risk management because it allows the Board, working through its committees, including the independent Audit Committee and the Compensation Committee, to participate actively in the oversight of management's actions. These specific risk categories and our risk management practices are regularly reviewed by the entire Board in the ordinary course of regular Board meetings.

Executive Sessions

As required under NASDAQ listing standards, during the calendar year ended December 31, 2011, our independent directors met at least twice in regularly scheduled executive sessions at which only independent directors were present.

Stockholder Communications with the Board

We have adopted a formal process by which stockholders may communicate with our Board. The Board recommends that stockholders initiate any communications with the Board in writing and send them in care of Investor Relations by mail to our principal offices, 15378 Avenue of Science, Suite 100, San Diego, CA 92128. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication. The Board has instructed Investor Relations to forward such correspondence only to the intended recipients; however, the Board has also instructed Investor Relations, prior to forwarding any correspondence, to review such correspondence and, in its discretion, not to forward certain items if they are deemed of a personal, illegal, commercial, offensive or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, that correspondence will be forwarded to our corporate Secretary for review and possible response. This information is also contained on our website at www.lradx.com.

Information Regarding the Board Committees

During the fiscal year ended September 30, 2011, the Board had two standing committees: the Audit Committee and the Compensation Committee. The current charters for the Audit Committee and the Compensation Committee can be found on our website at www.lradx.com.

Audit Committee

Our Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Audit Committee oversees our corporate accounting and financial reporting processes. Among other functions, the Audit Committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- engages the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- confers with senior management and the independent registered public accounting firm regarding the adequacy and effectiveness of financial reporting;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- considers the effectiveness of our Company's internal control system, including information technology security and control;
- understands the scope of the independent registered public accounting firm's review of internal control over financial reporting, and obtains reports on significant findings and recommendations, together with management's responses;
- monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law;

- oversees procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the procedures for communicating the code of business conduct and ethics to our company personnel, and for monitoring compliance therewith;
- reviews annually the Audit Committee's written charter and the committee's performance and reports the same to the Board;
- reviews the financial statements to be included in our Annual Report on Form 10-K as well as interim financial reports;
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results in our quarterly financial statements; and
- reviews and approves all related party transactions on an ongoing basis.

The Audit Committee has the authority to retain special legal, accounting or other advisors or consultants as it deems necessary or appropriate to carry out its duties. The Audit Committee is composed of Ms. Adams (Chair), Ms. Clague and Admiral Smith. The Audit Committee met four times during fiscal 2011.

The Board annually reviews the NASDAQ listing standards definition of independence for audit committee members and has determined that all members of our Audit Committee are independent under applicable SEC rules and NASDAQ listing standards. Our Board has determined that each member of the Audit Committee is able to read and understand fundamental financial statements, including our company's balance sheet, income statement and cash flow statement. Our Board has also determined that Ms. Adams and Ms. Clague each qualify as an "audit committee financial expert," as defined in applicable SEC rules. In making such determinations, the Board made a qualitative assessment of Ms. Adams' and Ms. Clague's level of knowledge and experience based on a number of factors, including each individual's formal education and experience. See "Report of the Audit Committee."

Compensation Committee

The Compensation Committee assists in the implementation of, and provides recommendations with respect to, our general and specific compensation policies and practices for our company's executives. The Compensation Committee also administers our 2005 Equity Incentive Plan. Among other functions, the Compensation Committee:

- reviews and approves the performance goals and objectives for executive officers, including our CEO;
- evaluates the CEO's performances in light of those goals and objectives and recommends to the Board the CEO's compensation levels;
- recommends to the Board the compensation of executive officers other than the CEO;
- reports on executive compensation for inclusion in our company's proxy statements;
- reviews annually the Board compensation and makes related recommendations to the Board; and
- reviews annually the Compensation Committee's written charter and the committee's performance and reports the same to the Board.

The Compensation Committee has the authority to retain special legal or other advisors or consultants as it deems necessary or appropriate to carry out its duties. The Compensation Committee is composed of Ms. Clague (Chair), Ms. Adams and Admiral Smith. The Compensation Committee held six meetings during fiscal 2011. See "Report of the Compensation Committee."

Each member of the Compensation Committee is independent under applicable NASDAQ listing standards, an "outside director" as defined in Section 162(m) of the Internal Revenue Code and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act.

Director Nominations

The Board performs the functions associated with a nominating committee. The Company's independent directors make recommendations to the full Board for nominations to fill vacancies on the Board and for selecting the management nominees for the directors to be elected by the Company's shareholders at each Annual Meeting. The Board believes that, considering the size of the Company and the Board, nominating decisions can be made effectively on a case-by-case basis by the Board. In carrying out the functions of a nominating committee, the Board does not rely on a nominating committee charter. Rather, the independent directors of the Company apply the guidelines set forth below in considering nominations to the Board.

Director Qualifications

The Board believes that new candidates for director should have certain minimum qualifications, including having the knowledge, capabilities, experience and contacts that complement those currently existing within our company; ability and qualifications to provide our management with an expanded opportunity to explore ideas, concepts and creative approaches to existing and future issues, and to guide management through the challenges and complexities of building a quality company; ability to meet contemporary public company board standards with respect to general governance; stewardship, depth of review, independence, financial certification, personal integrity and responsibility to stockholders; genuine desire and availability to participate actively in the development of our future; and an orientation toward maximizing stockholder value in realistic time frames. The Board also intends to consider for new Board members such factors as ability to contribute strategically through relevant industry background and experience, on either the vendor or the end user side; strong current industry contacts; ability and willingness to introduce and open doors to executives of potential customers and partners; current employment as the CEO of an acoustic products, media, advertising, military or government supply company larger than our company; independence from our company and current board members; and a recognizable name that would add credibility and value to our company and its stockholders. The Board does not have a formal policy regarding diversity, but as described above considers a broad range of attributes and characteristics in identifying and evaluating nominees for election to the Board. The Board views diversity broadly to include diversity of experience, skills and viewpoint in addition to more traditional diversity concepts. The Board may modify these qualifications from time to time.

Evaluating Nominees for Director

The Board reviews candidates for director nominees in the context of the current composition of our Board, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Board currently considers, among other factors, diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and our company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Board reviews such directors' overall service to our company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Board also determines whether the nominee must be independent, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Board then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Board conducts any appropriate and necessary inquiries into the background and qualifications of possible candidates after considering the function and needs of our Board. The Board meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to our Board by majority vote. To date, neither the Board nor any predecessor to the Board has paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, neither the Board nor any predecessor to the Board has rejected a timely director nominee from a stockholder or group of stockholders that beneficially owned, in the aggregate, more than 5% of our voting stock.

Stockholder Nominations

The Board applies the same guidelines (described above) to stockholder nominees as applied to nominees from other sources. Any stockholder who wishes to recommend for the Board of Director's consideration a prospective nominee to serve on the Board may do so by giving the candidate's name and qualifications in writing to our Chairman of the Board at the following address: 15378 Avenue of Science, Suite 100, San Diego, California 92128.

Code of Business Conduct and Ethics

We have adopted a "Code of Business Conduct and Ethics," a code of ethics that applies to all employees, including our executive officers. A copy of the Code of Business Conduct and Ethics is posted on our Internet site at www.lradx.com. In the event we make any amendments to, or grant any waivers of, a provision of the Code of Business Conduct and Ethics that applies to the principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose such amendment or waiver and the reasons therefor on a Form 8-K or on our next periodic report.

PROPOSAL TWO
RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2012. A representative of Squar, Milner, Peterson, Miranda & Williamson, LLP is expected to be present at the Annual Meeting. If present, the representative will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions. Stockholder ratification of the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP is not required by our bylaws or otherwise. However, we are submitting the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will consider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of our company and our stockholders.

The affirmative vote of a majority of the votes cast at the meeting, either in person or by proxy, is required to ratify the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders for the purpose of determining a quorum and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accountants Fees

The following table presents fees billed by Squar, Milner, Peterson, Miranda & Williamson, LLP for professional services rendered for the fiscal years ended September 30, 2010 and 2011:

	Fiscal 2010	Fiscal 2011
Audit Fees (1)	$117,748	$161,781
Audit Related Fees (2)	2,592	7,069
Tax Fees (3)	12,852	12,932
All Other Fees (4)	—	—
Total	$133,192	$181,782

(1) Audit Fees include fees and expenses for professional services rendered in connection with the audit of our financial statements for those years, the audit of our internal control over financial reporting for fiscal 2011, reviews of the financial statements included in each of our quarterly reports on Form 10-Q during those years and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit Related Fees consist of fees billed for assurance related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." Included in Audit Related Fees are fees and expenses related to reviews of registration statements and SEC filings other than Forms 10-K and 10-Q.

(3) Tax Fees include the aggregate fees paid by us during the fiscal year indicated for professional services for tax compliance, tax advice and tax planning.

(4) All Other Fees consist of fees for products and services other than the services reported above. No such fees were billed by Squar, Milner, Peterson, Miranda & Williamson, LLP for fiscal 2010 or 2011.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the registered public accounting firm's independence. The Audit Committee pre-approves the annual engagement of the principal independent registered public accounting firm, including the performance of the annual audit and quarterly reviews for the subsequent fiscal year, and pre-approves specific engagements for tax services performed by such firm. The Audit Committee has also established pre-approval policies and procedures for certain enumerated audit and audit related services performed pursuant to the annual engagement agreement, including such firm's attendance at and participation at Board and committee meetings; services of such firm associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings, such as comfort letters and consents; such firm's assistance in responding to any SEC comment letters; and consultations with such firm as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, Public Company Accounting Oversight Board (PCAOB), Financial Accounting Standards Board (FASB), or other regulatory or standard-setting bodies. The Audit Committee is informed of each service performed pursuant to its pre-approval policies and procedures.

The Audit Committee has considered the role of Squar, Milner, Peterson, Miranda & Williamson, LLP in providing services to us for the fiscal year ended September 30, 2011 and has concluded that such services are compatible with such firm's independence.

Our Board of Directors recommends a vote IN FAVOR of the ratification of the selection of our independent registered public accounting firm.

PROPOSAL THREE
ADVISORY VOTE ON EXECUTIVE COMPENSATION

As described below under "Compensation Discussion and Analysis" in this Proxy Statement, our executive compensation program is designed to attract, motivate and retain a talented team of executives. We seek to accomplish this goal in a way that rewards performance that is aligned with our stockholders' long-term interests. We believe that our executive compensation program satisfies this goal and is strongly aligned with the long-term interests of our stockholders.

We are required to submit a proposal to our stockholders for a (non-binding) advisory vote on the compensation of our named executive officers pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. Accordingly, the following resolution is submitted for stockholder vote at the 2012 Annual Meeting:

> "RESOLVED, that the stockholders of LRAD Corporation approve, on an advisory basis, the compensation of its named executive officers as disclosed in the tabular disclosure regarding named executive officer compensation and the accompanying narrative disclosure in the Proxy Statement for the 2012 Annual Meeting."

As an advisory vote, this proposal is not binding. However, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will continue to consider the outcome of the vote when making future compensation decisions for named executive officers.

Our Board of Directors recommends that stockholders vote FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement.

PROPOSAL FOUR
ADVISORY VOTE ON THE FREQUENCY OF HOLDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act and related SEC rules also require that we provide stockholders the opportunity to vote, on a non-binding, advisory basis, as to how frequently we should hold future non-binding, advisory votes on the compensation of our named executive officers as disclosed in our annual proxy statement in accordance with SEC rules (which we refer to as "a non-binding, advisory vote on executive compensation"). SEC rules provide that stockholders must have an opportunity to indicate whether they would prefer that we hold future advisory votes on executive compensation every year, once every two years, or once every three years.

The Board has determined that holding an advisory vote on executive compensation every year is most appropriate for the Company and recommends that you vote that we hold an advisory vote on executive compensation every year.

You are not voting to approve or disapprove the Board's recommendation but instead for one of the specified choices. Accordingly, with respect to this proposal, you should vote for one year, two years, or three years, based on your preference as to the frequency with which an advisory vote on executive compensation should be held or, if you have no preference, you may choose to abstain from voting on this proposal.

The option of yearly, every two years or every three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, as this is an advisory vote, the result will not be binding. Our Compensation Committee will consider the outcome of the vote when determining how often we hold an advisory vote on executive compensation.

Our Board of Directors recommends a vote for the option of EVERY YEAR as the frequency with which stockholders are provided any advisory vote on executive compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of January 21, 2012 by: (i) each director and nominee; (ii) each of the named executive officers reflected in the Summary Compensation Table; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Common Stock	**Elwood G. Norris** 1941 Ramrod Avenue, Suite 100 Henderson, Nevada 89014	3,150,624 (2)	9.5%
Common Stock	**Austin W. Marxe and David M. Greenhouse** 527 Madison Avenue, Suite 2600 New York, New York 10022	4,773,361 (3)	14.4%
Common Stock	**Manatuck Hill Partners, LLC** 1465 Post Road East Westport, Connecticut 06880	1,951,122 (4)	6.0%
Common Stock	**Thomas R. Brown** 15378 Avenue of Science, Ste. 100 San Diego, California 92128	1,656,566 (5)	4.9%
Common Stock	**Helen C. Adams** 15378 Avenue of Science, Ste. 100 San Diego, California 92128	21,875 (6)	*
Common Stock	**Laura M. Clague** 15378 Avenue of Science, Ste. 100 San Diego, California 92128	82,000 (7)	*
Common Stock	**Raymond C. Smith** 15378 Avenue of Science, Ste. 100 San Diego, California 92128	84,000 (6)	*
Common Stock	**Katherine H. McDermott** 15378 Avenue of Science, Ste. 100 San Diego, California 92128	327,466 (8)	1.0%
	All directors and executive officers as a group (5 persons)	2,171,907 (9)	6.3%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated below, this table is based on information supplied by officers, directors and principal stockholders. The inclusion in this table of such shares does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of, or receives the economic benefit of, such shares. Percentage of class is based on 32,374,499 shares of common stock outstanding on January 21, 2012. Except as otherwise stated below, each of the named persons has sole voting and investment power with respect to the shares shown (subject to community property laws).

(2) Beneficial ownership is based on information provided by the stockholder as of January 18, 2012 and includes 2,325,629 shares held by a family trust for which Mr. Norris serves as trustee, 44,995 shares held by an investment company controlled by Mr. Norris, and 780,000 shares issuable upon the exercise of outstanding stock options within 60 days of January 21, 2012.

(3) Beneficial joint ownership by Mr. Marxe and Mr. Greenhouse is based on information provided by the stockholder as of January 13, 2012 and consists of 3,985,271 shares of common stock and 788,090 warrants held by the following entities: 1,832,257 shares and 372,466 warrants owned by Special Situations Fund III QP, L.P., 612,989 shares and 102,564 warrants owned by Special Situations Private Equity Fund, L.P., 213,423 shares and 43,385 warrants owned by Special Situations Technology Fund, L.P., and 1,326,602 shares and 269,675 warrants owned by Special Situations Technology Fund II, L.P. MGP Advisors Limited Partnership, or MGP, is the general partner of the Special Situations Fund III QP, L.P. and AWM Investment Company, Inc., or AWM, is the general partner of MGP. SST Advisers, L.L.C., or SSTA, is the general partner of the Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. MG Advisers, L.L.C., or MG, is the general partner of

the Special Situations Private Equity Fund, L.P. AWM is the investment adviser to Special Situations Fund III QP, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG, and are principally responsible for the selection, acquisition, voting and disposition of the portfolio securities by each investment adviser on behalf of its fund. Both Messrs. Marxe and Greenhouse share voting and dispositive power with respect to shares held by these stockholders.

(4) Beneficial ownership by Manatuck Hill Partners, LLC is based on information provided by the stockholder as of March 31, 2011 and consists of 1,951,122 shares of common stock. Manatuck Hill Partners, LLC has sole voting and dispositive power with respect to the shares.

(5) Includes 1,629,166 shares issuable upon exercise of outstanding stock options within 60 days of January 21, 2012.

(6) Consists of shares issuable upon exercise of outstanding stock options within 60 days of January 21, 2012.

(7) Includes 2,000 shares held by spouse and 80,000 shares issuable upon exercise of outstanding stock options within 60 days of January 21, 2012

(8) Includes 316,666 shares issuable upon exercise of outstanding stock options within 60 days of January 21, 2012.

(9) Includes 2,131,707 shares issuable upon exercise of outstanding stock options within 60 days of January 21, 2012.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of any class of our securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports furnished to us and written representations that no other reports were required during the fiscal year ended September 30, 2011, we believe that all persons subject to the reporting requirements pursuant to Section 16(a) filed the required reports on a timely basis with the SEC.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation and benefits programs are designed to attract and retain executive officers and key employees necessary to support its business plans and to create and sustain a competitive advantage in the market segment in which it competes. We intend to be competitive with other similarly situated companies in our industry to permit us to attract and retain individuals with the skills necessary to execute our business plan.

In structuring its compensation program for executive officers, including the named executive officers who appear in the compensation tables following this Compensation Discussion and Analysis, our fundamental objectives are to:

- Attract and retain talented executive officers who can contribute to the achievement of our goals, most notably, the increase in stockholder value;
- Align the interests of our executive officers with our near, medium and long-term goals and those of our stockholders, employees and other stakeholders;
- Focus executive officers on achievement of our goals in a manner that fosters team performance and team focus;
- Reward superior performance by our company as a whole, and to a lesser extent superior individual performance; and
- Accomplish these objectives effectively while managing the total cost of the compensation plan.

Our compensation program includes cash compensation, which it views as a short-term incentive, and equity compensation, which it believes provides incentives over a longer term. Cash compensation for executive officers consists of a base salary commensurate with the individual executive officer's experience and potential contribution to our overall performance, and an annual incentive bonus based on our attainment of certain performance goals as a company. Our equity compensation awards are designed to reward executive officers for the financial and operating performance of the company as a whole, as well as the executive's individual contributions to our overall success.

Determination of Compensation Awards

Our executive compensation program is designed and implemented primarily by the Compensation Committee with input from a number of sources, including the full Board, our President and Chief Executive Officer and such additional compensation information as the Compensation Committee deems appropriate. The Compensation Committee does not delegate, to management or any other parties, its duties to review our executive compensation program, which it reviews annually.

In determining compensation for our executive officers, the Compensation Committee annually reviews information which it deems relevant. The Compensation Committee also evaluates our performance and generally determines whether the compensation elements and levels that it provides to its executive officers are appropriate relative to their counterparts, in light of each executive officer's individual contribution to our overall performance. The Compensation Committee does not believe that it is appropriate to establish compensation levels based solely on compensation provided by other companies. In addition, the Compensation Committee relies upon its judgment in making compensation decisions after carefully evaluating each executive officer's individual performance and our performance during the year.

The Compensation Committee directly determines the compensation package provided to our Chief Executive Officer based on the Chief Executive Officer's individual performance and the performance of our company as a whole, receiving input as it deems appropriate. For named executive officers other than the Chief Executive Officer, as well as for our other executives, the Chief Executive Officer makes recommendations for each individual's compensation package to the Compensation Committee. In making these recommendations, the Chief Executive Officer considers the individual's performance, performance of the company as a whole and the individual's contribution to our performance. The Compensation Committee discusses these recommendations with the Chief Executive Officer. The Compensation Committee further reviews and discusses these recommendations in executive session without any members of management present.

Elements of Executive Compensation

We seek to achieve the objectives of the executive compensation program through a mix of cash and equity compensation, plus appropriate health, welfare and other benefits. The specific elements of executive compensation are described below:

Base Salary. Base salary for executive officers, including the Chief Executive Officer, is determined on the date of hire, and evaluated annually thereafter or on any material change of duties, responsibilities or position. In determining base salary for executive officers, the Compensation Committee considers individual and company performance, potential of the executive officer to contribute to our long-term success, scope of responsibilities, experience and competitive salary practices.

Annual Cash Bonuses. For fiscal year 2012, we have established an executive officer and employee incentive plan designed to motivate our employees to achieve our financial objectives and to reward them for their achievements when those objectives are met. Under the incentive plan, target bonus amounts ("Target") vary based on a percentage of the employee's base salary, which are 50% of base salary for executive officers and range from 10% to 50% of base salary for other employees depending on their level of responsibility. A bonus payment will be made at three levels, including at 50% of Target, at 100% of Target and at 200% of Target, depending upon the achievement by our company of specified earnings per share goals. For purposes of the earnings per share calculation, the number of shares outstanding will also be held constant as of October 1, 2011. We had a similar incentive plan in place for fiscal 2011, under which our executive officers were awarded aggregate bonuses in the amount of $440,000.

Long-Term Incentive Compensation. Long-term incentive compensation generally includes awards granted under our stock option plans. The objective of equity compensation awards is to align executive officers' interests with the longer term interests of stockholders. These awards, which are at risk and dependent on the creation of incremental stockholder value over several years, represent a portion of the total compensation opportunity provided for the executive officers. Award sizes are based on level of responsibility, the individual's potential to make significant contributions to the company, individual performance and award levels at other similar companies.

Other Benefits Programs. Our executive compensation program also includes what we believe to be competitive benefits plans and programs, including a 401(k) savings plan and health and welfare benefits, such as medical, dental, vision care and life insurance benefits.

Severance Benefits. Upon termination of employment, Mr. Brown is entitled to receive severance payments under his employment agreement with us. The Compensation Committee reviews and determines the severance benefits provided to executive officers in connection with reviewing employment agreements and offer letters. Information regarding the severance benefits to which Mr. Brown is entitled is provided under the heading "Potential Payments Upon Termination or Change-in-Control" below.

Section 162(m) Treatment Regarding Performance-Based Equity Awards

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, a public company is generally denied deductions for compensation paid to the chief executive officer and the next four most highly compensated executive officers to the extent the compensation for any such individual exceeds one million dollars for the taxable year. Our executive compensation programs are designed to preserve the deductibility of compensation payable to executive officers, although deductibility will be only one among a number of factors considered in determining appropriate levels or types of compensation.

Compensation Committee Report*

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Proxy Statement for the 2012 Annual Meeting of Stockholders.

COMPENSATION COMMITTEE

Laura M. Clague (Chair)
Helen C. Adams
Raymond C. Smith

* The material in this report is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether made on, before, or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers for the fiscal year ended September 30, 2011. We refer to each such person as a "named executive officer."

Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards	All Other Compensation	Total
Thomas R. Brown	2011	$268,750	$268,750	$181,113(1)	$ 11,302	$729,915
President and Chief Executive Officer	2010	$250,000	$125,000	$ 35,694(2)	$ 8,281	$418,975
	2009	$250,000	$125,000	$602,796(3)	$ 3,750	$981,546
Katherine H. McDermott	2011	$171,250	$171,250	$ 60,137(1)	$ 9,090	$411,727
Chief Financial Officer and Secretary	2010	$160,000	$ 80,000	$ 17,925(2)	$ 5,200	$263,125
	2009	$160,000	$ 80,000	$ 95,786(3)	$ 1,800	$337,586

(1) The amounts for 2011 reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2011, in accordance with ASC 718, "Compensation-Stock Compensation". Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2011, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 5, 2011.

(2) The amounts for 2010 reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2010, in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2010, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 1, 2010.

(3) The amounts for 2009 reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2009, in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2009, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 1, 2009.

No named executive officer received any form of non-cash compensation from us in the fiscal year ended September 30, 2011, or currently receives any such compensation, in excess of 10% of the total amount of annual salary and bonus reported for the named executive officer above. No named executive officer received a restricted stock award, a stock appreciation right or a long-term incentive plan payout in the fiscal year ended September 30, 2011.

Employment Arrangements

We have entered into the following employment arrangements with each of the named executive officers reflected in the Summary Compensation Table.

Mr. Thomas R. Brown—Effective August 23, 2006, we entered into a letter agreement with Mr. Brown pursuant to which he was appointed as our President and Chief Executive Officer commencing September 5, 2006. Under his employment agreement, Mr. Brown's current annual salary is $275,000, and Mr. Brown participates in bonus, benefit and other incentives at the discretion of the Compensation Committee. In connection with his employment, Mr. Brown is eligible for an annual bonus as recommended by the Compensation Committee and approved by the Board. The bonus for 2012 is based on the bonus plan described below under the heading "Executive Officer and Employee Incentive Plan." Mr. Brown received a bonus of $268,750 for fiscal 2011 and $125,000 for fiscal 2010, based on meeting the bonus criteria for such fiscal years. In the event that Mr. Brown's employment is terminated for any reason other than cause, or if he resigns for good reason, he will be entitled to severance equal to one month's salary for each two month period of service, or portion thereof, up to six months' salary. He will also be entitled to continuation of his company-provided health and dental benefits for the same period. Mr. Brown is also entitled to participate in the Change in Control Severance Benefit Plan whereby in the event of a qualifying termination, he will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination.

Ms. Katherine H. McDermott—Effective June 25, 2007, we entered into a letter agreement with Ms. McDermott pursuant to which she was appointed Controller/Chief Accounting Officer, and subsequently Chief Financial Officer. Under her employment agreement, Ms. McDermott's current annual salary is $175,000, and Ms. McDermott participates in bonus, benefit and other incentives at the discretion of the Compensation Committee. Ms. McDermott's bonus for 2012 is based on the bonus plan described below under the heading "Executive Officer and Employee Incentive Plan." Ms. McDermott received a bonus of $171,250 for fiscal 2011 and $80,000 for fiscal 2010, based on meeting the bonus criteria for such fiscal years. Ms. McDermott's employment is not for a specified period or term of employment and is terminable at-will by us or by Ms. McDermott for any reason, with or without notice. Ms. McDermott is also entitled to participate in the Change in Control Severance Benefit Plan whereby in the event of a qualifying termination, she will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination.

Executive Officer and Employee Incentive Plan

On November 30, 2011, the Compensation Committee of our Board recommended, and the Board approved, an incentive bonus plan for fiscal year 2012 designed to motivate our employees to achieve our financial objectives and to reward them for their achievements when our objectives are met. All of our employees will be entitled to participate in the incentive plan. Target bonus amounts vary based on a percentage of the employee's base salary, which are 50% of base salary for executive officers and range from 10% to 50% of base salary for other employees depending on their level of responsibility. A bonus payment will be made at three levels, including at 50% of target, at 100% of target and at 200% of target, depending upon the achievement by our company of specified earnings per share goals. For purposes of the earnings per share calculation, the number of shares outstanding will also be held constant as of October 1, 2011.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information regarding unexercised options for each named executive officer outstanding as of September 30, 2011.

	Outstanding Equity Awards at Fiscal Year-End					
	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable	Total			
Thomas R. Brown	250,000	— (1)	250,000	—	$ 4.37	2/16/2012
	500,000	— (2)	500,000	—	$ 3.25	5/9/2012
	100,000	— (5)	100,000	—	$ 1.88	2/15/2013
	350,000	— (6)	350,000	—	$ 0.48	12/8/2013
	187,500	62,500 (7)	250,000	—	$ 1.24	6/15/2015
	58,333	41,667 (8)	100,000		$ 2.63	12/6/2015
	83,334	166,666 (9)	250,000		$ 2.27	8/19/2021
Katherine H. McDermott	50,000	— (3)	50,000	—	$ 3.43	8/6/2012
	50,000	— (4)	50,000	—	$ 3.16	9/10/2012
	50,000	— (5)	50,000	—	$ 1.88	2/15/2013
	75,000	— (6)	75,000	—	$ 0.48	12/8/2013
	75,000	25,000(7)	100,000	—	$ 1.24	6/15/2015

(1) The option vests as to 1/3 of the shares on the date of grant of February 16, 2007 and 1/12 quarterly thereafter until fully vested.
(2) The option vests as to 1/3 of the shares on the date of grant of May 9, 2007 and 1/12 quarterly thereafter until fully vested.
(3) The option vests as to 1/4 on the first anniversary of the date of grant of August 6, 2007 and 1/16 per quarter thereafter until fully vested.
(4) The option vests as to 1/3 of the shares on the date of grant of September 10, 2007 and 1/12 quarterly thereafter until fully vested.
(5) The option vests as to 1/3 of the shares on the date of grant of February 15, 2008 and 1/12 quarterly thereafter until fully vested.
(6) The option vests as to 1/3 of the shares on the date of grant of December 8, 2008 and 1/12 quarterly thereafter until fully vested.
(7) The option vests as to 1/3 of the shares on the date of grant of June 15, 2010 and 1/12 quarterly thereafter until fully vested.
(8) The option vests as to 1/3 of the shares on the date of grant of December 6, 2010 and 1/12 quarterly thereafter until fully vested.
(9) The option vests as to 1/3 of the shares on the date of grant of August 19, 2011 and 1/12 quarterly thereafter until fully vested.

Fiscal 2011 Option Exercises

There were no options exercised by any named executive officer during the fiscal year ended September 30, 2011. We do not have any stock appreciation rights plans in effect and we have no long-term incentive plans, as those terms are defined in SEC regulations. During the fiscal year ended September 30, 2011, we did not adjust or amend the exercise price of stock options awarded to the named executive officers. We have no defined benefit or actuarial plans covering any named executive officer.

Potential Payments Upon Termination or Change-in-Control

Under our employment agreement with Mr. Brown, in the event that Mr. Brown's employment is terminated for any reason other than cause, or if he resigns for good reason, he will be entitled to severance equal to one month's salary for each two month period of service, or portion thereof, up to six months' salary. Mr. Brown's current annual salary is $275,000. As such, in the event we are required to make severance payments to him, he would be entitled to $22,917 for each two months of service, up to an aggregate of $137,500. He will also be entitled to continuation of his company-provided health and dental benefits for the same period of time.

We have a Change in Control Severance Benefit Plan under which, in the event of a qualifying termination, each of two participating executives will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination. A qualifying termination under the Change of Control Plan is any involuntary termination without cause or any voluntary termination for good reason, in each case occurring within three months before or twelve months after a change of control of the Company.

Compensation of Directors

The following table shows all the fees earned or cash paid during the fiscal year ended September 30, 2011 to our non-employee directors. No option or restricted stock awards, long-term incentive plan payouts or other types of payments, other than the amount identified in the chart below, were paid to these directors during the fiscal year ended September 30, 2011.

Director Compensation Fiscal Year 2011

Name	Fees Earned or Paid in Cash	Option Awards (1)	All Other Compensation	Total
Helen C. Adams	$ 20,000	$ 14,730	—	$34,730
Laura M. Clague	$ 20,000	$ 15,477	—	$35,477
Raymond C. Smith	$ 20,000	$ 756	—	$20,756

(1) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2011, in accordance with ASC 718, "Compensation-Stock Compensation". Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2011, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 5, 2011.

During fiscal year 2011, each of our non-employee directors was paid a fee of $5,000 per quarter, payable quarterly in arrears. No additional amounts are payable for committee participation.

EQUITY COMPENSATION PLAN INFORMATION

At September 30, 2011, we had one equity incentive plan under which equity securities are or have been authorized for issuance to our employees, consultants or directors: the 2005 Equity Incentive Plan. This plan has been approved by our stockholders. In addition, from time to time we issue to employees, directors and service providers special stock options, inducement grants and warrants to purchase common shares, and these grants have not been approved by stockholders. The following table sets forth information as of September 30, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,181,339	$ 2.40	251,977
Equity compensation plans not approved by security holders	—	—	—
Total	4,181,339	$ 2.40	251,977

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Ms. Adams, Admiral Smith and Ms. Clague (Chair) served on the Compensation Committee during fiscal 2011 and comprise our current Compensation Committee. None of the members of our Compensation Committee during the fiscal year ended September 30, 2011 are or were formerly officers or employees of our company. No executive officer of our company (1) served as a member of the compensation committee (or other committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee, (2) served as a director of another entity, one of whose executive officers served on our Compensation Committee, or (3) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of our company.

REPORT OF THE AUDIT COMMITTEE

Introductory Note: The following report is not deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed soliciting material or filed under such acts.

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended September 30, 2011.

The Audit Committee has reviewed and discussed the audited financial statements of LRAD Corporation with management. The Audit Committee has discussed with Squar, Milner, Peterson, Miranda & Williamson, LLP, our independent registered public accounting firm, the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, as amended, which includes, among other items, matters related to the conduct of the audit of our financial statements. The Audit Committee has also received written disclosures and the letter from Squar, Milner, Peterson, Miranda & Williamson, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accounting firm's communications with the audit committee concerning independence, and has discussed with Squar, Milner, Peterson, Miranda & Williamson, LLP its independence from our company.

The Audit Committee acts pursuant to the Audit Committee Charter adopted by the Board of Directors. Each of the members of the Audit Committee qualifies as an independent director under the current listing standards of the NASDAQ Stock Market.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that audited financial statements be included in our company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011.

AUDIT COMMITTEE

Helen C. Adams (Chair)
Laura M. Clague
Raymond C. Smith

TRANSACTIONS WITH RELATED PERSONS

During the fiscal year ended September 30, 2011 there were no (and there are no currently proposed) transactions in which the amount involved exceeded the lesser of $120,000 or 1% of the average of total assets at year end for the last two completed fiscal years to which we were (or are to be) a participant and in which any executive officer, director, nominee for director, 5% beneficial owner of our common stock or member of the immediate family of any of the foregoing persons had (or will have) a direct or indirect material interest.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting may request reasonable assistance or accommodation from us by contacting the Secretary at LRAD Corporation, 15378 Avenue of Science, Suite 100, San Diego, California 92128 or at (858) 676-1112. To provide us sufficient time to arrange for reasonable assistance or accommodation, please submit all requests by February 20, 2012.

Whether you intend to be present at the Annual Meeting or not, we urge you to return your signed proxy card promptly.

By Order of the Board of Directors

Thomas R. Brown
Chairman of the Board

January 23, 2012

A copy of our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 2011 has been made available on-line or will be mailed upon request by our proxy service. Exhibits to the Form 10-K are available without charge upon written request to the Secretary at LRAD Corporation, 15378 Avenue of Science, Suite 100, San Diego, California 92128.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2011
Commission File Number 0-24248

LRAD CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of Incorporation or organization)	**87-0361799** (I.R.S. Employer Identification No.)
15378 Avenue of Science, Suite 100, San Diego, California (Address of principal executive offices)	**92128** (Zip Code)

Registrant's telephone number, including area code: (858) 676-1112

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of exchange on which registered
Common stock, $.00001 par value per share	NASDAQ Capital Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by nonaffiliates of the registrant as of March 31, 2011 (the last business day of the registrant's most recently completed second fiscal quarter) was $78,957,734* based upon the closing price of the shares on the NASDAQ Capital Market on that date.

* Excludes the common stock held by executive officers, directors and stockholders whose ownership exceeds 5% of the common stock outstanding at March 31, 2011. This calculation does not reflect a determination that such persons are affiliates for any other purpose.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 32,374,499 shares of common stock, par value $.00001 per share, as of November 25, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2012 Annual Meeting of Stockholders, to be filed subsequent to the date of this report, are incorporated by reference into Part III of this report. The definitive proxy statement will be filed with the Commission not later than 120 days after the conclusion of the registrant's fiscal year ended September 30, 2011.

TABLE OF CONTENTS

PART I

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements relating to future events or the future performance of our company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the only means of identifying forward-looking statements. Such statements are predictions and actual events or results may differ materially. In evaluating such statements, you should specifically consider various factors identified in this report, including the matters set forth below in "Item 1A. Risk Factors" of this Annual Report on Form 10-K, which could cause actual results to differ materially from those indicated by such forward-looking statements.

For purposes of this Annual Report, the terms "we", "us" and "our" refer to LRAD Corporation and its consolidated subsidiary.

Item 1. Business.

Overview

LRAD Corporation, which changed its name from American Technology Corporation in March 2010, develops and delivers innovative directed acoustic products that beam, focus and control sound over short and long distances. By placing sound only where needed, we not only enhance many typical speaker applications, but we offer novel sound applications that conventional speakers cannot achieve. We offer a variety of directional sound products which meet a broad range of requirements from communicating with and deterring threats over distances up to 300 meters with our hand-held LRAD 100X to distances greater than 1,500 meters with our LRAD-RX. Since 1996, we have been at the forefront developing new acoustic innovations to project, focus, shape and control sound and we believe we have established a significant competitive advantage in our principal markets. Our Long Range Acoustic Device® or LRAD® pioneered a new worldwide market for directional long-range acoustic hailing devices ("AHDs") capable of communicating with authority and clarity over 1,500 meters.

Spin-off of our HyperSonic Sound Business

In June 2010, we formed a wholly owned subsidiary, Parametric Sound Corporation ("Parametric"), to facilitate the planned spin-off of our Hypersonic Sound ("HSS") business as a stand-alone company. We contributed $454,006 of inventory and intellectual property to Parametric and all outstanding shares of Parametric were distributed to our stockholders as a pro-rata dividend on September 27, 2010 on the basis of one share of Parametric common stock for every two shares of our common stock to stockholders of record on September 10, 2010. The separation resulted in Parametric operating as an independent entity with its own publicly-traded stock. The results of operations for the former HSS business conducted until the spin-off, as well as some continued activity by us to fulfill certain remaining sales and warranty obligations after the spin-off, are designated as discontinued operations in the accompanying financial statements. We do not have any ownership or other form of interest in Parametric subsequent to the separation (see Notes 17 and 18 to our consolidated financial statements). Parametric is traded on the OTCBB quotation and trading system under the ticker symbol "PAMT.OB".

Technology and Products

Our major technology platforms and related products are:

LRAD®

Our LRAD represents a technological breakthrough that creates a directed acoustic beam using minimal power to communicate at operational ranges with authority and superior intelligibility even in high ambient noise environments. LRAD hailing, notification and warning systems feature a 15 to 30 degree acoustic beam and a range of over 1,500 meters. LRAD also features a rugged construction that allows the product to meet the stringent environmental requirements of military applications. LRAD can emit powerful voice commands, prerecorded messages in multiple languages or deterrent tones to create a safety zone allowing operators to determine the intent, influence the behavior and gain compliance from approaching vessels, vehicles or personnel. LRAD was developed for the U.S. Navy to fulfill a capability gap identified after the USS Cole attack in 2000 and has been deployed by the U.S. Army, Navy, Marines and Coast Guard, as well as commercial vessels and public safety organizations around the globe since early 2003.

In fiscal 2008, we completed the redesign and redevelopment of our LRAD product and introduced our current generation of products called LRAD-X. Our LRAD-X product line uses directionality and focused acoustic output to clearly transmit critical information, instructions and warnings 1,500 meters and beyond. The LRAD-X product line features improved voice intelligibility and is available in a number of packages and form factors that meet the military's stringent environmental requirements. Through the use of powerful voice commands and deterrent tones, large safety zones can be created while determining the intent and influencing the behavior of potential security threats. Our LRAD-X product line provides a complete range of systems from single user portable to permanently installed, remotely operated. In fiscal 2011, we added wireless capability to our LRAD 100X product. Our LRAD products have been competitively selected over other commercially available systems by U.S. and several foreign militaries. Our LRAD-X product line includes the following:

- **LRAD 1000X**—selected by the U.S. Navy as its acoustic hailing device ("AHD") for Block 0 of the Shipboard Protection System—can be manually operated to provide long distance hailing and warning with highly intelligible communication. This unit is available in both fully-integrated and remotely-operated electronics.
- **LRAD 500X**—selected by the U.S. Navy and U.S. Army as their AHD for small vessels and vehicles—is lightweight and can be easily transported to provide security personnel long-range communications and a highly effective hailing and warning capability where needed.
- **LRAD 300X** is a lightweight mid-range AHD developed for small vessels and manned and unmanned vehicles and aircraft. This unit is available in both fully-integrated and remotely-operated electronics.
- **LRAD 100X** is a self-contained, battery powered, portable system designed for use in a variety of mass notification, law enforcement and commercial security applications. This unit is ideally suited for short-range perimeter security and communications.
- **LRAD-RX**—selected by the U.S. Navy in 2010 in a competitive bid process as its AHD for Block 2 of the Shipboard Protection System—is our prescription for remotely controlled security. It enables system operators to detect and communicate with an intruder over long distances. LRAD-RX features an LRAD 1000X emitter head, integrated camera, high-intensity searchlight and a newly developed, robust, and internet protocol-addressable full pan and tilt drive system for precise aiming and tracking. LRAD-RX can also be integrated with radar to provide automated intruder alerts. Because of its automated capabilities, LRAD-RX reduces manpower requirements and false alarms while providing an intelligent, cost-effective security solution.

SoundSaber®

Our SoundSaber thin film magnetic speaker technology, the primary product from our NeoPlanar® speaker line, provides high clarity throughout the audio range for emergency and mass notification, public address and high-end sound applications. SoundSaber products are based on our proprietary technology incorporating a thin film magnetic speaker that produces sound of high quality, low distortion and high volume. Our SoundSaber line of hardened panels provide improved intelligibility in challenging acoustic environments such as hangar bays, industrial buildings, airports and other facilities and are capable of delivering highly intelligible audio in excess of 500 meters. We offer SoundSaber panels in a variety of sizes for custom installation and packaged for installation in mass notification applications.

Recent Developments

In the fiscal year ended September 30, 2011, we accomplished the following:

- Achieved second consecutive year of profitability; the first two years of profitability in our Company's history.
- Achieved record revenues for the fourth straight year and achieved positive cash flow from operations for the third consecutive year.
- Delivered a $12.1 million equipment order to a foreign government on schedule by March 31, 2011. A seven year service and maintenance agreement for $5.5 million related to this order will begin in April 2012.
- Continued to enhance our existing product offerings through the introduction of a wireless version of the LRAD 100X which has achieved initial market acceptance. We are expanding this wireless capability across the LRAD-X product line. We also completed the development of the LRAD 2000X, our loudest product to date, to meet the requirements of larger security applications. The LRAD 2000X was released for sale in the first fiscal quarter of 2012.
- Continued to develop our distribution channels by signing new third party sales representatives.
- Continued to manage our balance sheet and control expenses while investing in new product development and markets.

Strategy

We believe we have been instrumental in developing a market and increasing demand for AHDs in a number of business segments and markets. We are building on our leadership position in the field of directed or focused sound for both short-range and long-range communication with high clarity. Our overall strategy is to offer an increasing variety of directed sound and other products for an increasing range of applications. In executing our strategy, we use direct sales to governments, military, larger end-users, system integrators and defense-related companies, and we are building a worldwide distribution channel consisting of partners and resellers that have significant expertise and experience selling integrated communications solutions into our various target markets. Since our primary sales opportunities are with the military and government, we are subject to each customer's unique budget cycle which leads to extremely long selling cycles and uneven revenue flows further complicating our product planning.

Our major initiative for fiscal 2012 is continued revenue growth by increasing direct sales to domestic and international militaries and large commercial and defense-related companies desiring to use our directed sound technology in their integrated product offerings. Our business development personnel focus primarily on the government, military, law enforcement, homeland and international security, private and commercial security, maritime security and wildlife preservation and control. In 2012, we intend to continue our focus on these markets and expand our product offerings into airports and the clean/alternative energy market where our products have proven successful in preserving wildlife and protecting assets, including wind farms. We continue to focus on expanding and strengthening domestic and international sales channels by adding key channel partners, distributors and dealers. In addition, we increased our internal activities by increasing the number of business development personnel. Our goal is to continue to expand market penetration and develop new markets for our LRAD products.

Our research and development strategy is to continue to develop innovative directed acoustic solutions and to design new products for introduction into our target markets. In 2008, we made significant improvements to the performance and quality of our existing directed sound products and introduced our line of LRAD-X products. The introduction of our redesigned and reengineered product line led to a 186% increase in 2011 LRAD revenues over 2008 revenues. We have ongoing development efforts to further improve our products' performance, quality and features. We also engage in ongoing value engineering to reduce the cost and simplify the manufacturing of our products.

Manufacturing and Suppliers

Manufacturing. We believe maintaining quality manufacturing capacity is essential to the performance of our products and the growth of our business. Our technologies are different from mass produced sound transducer designs, and our manufacturing and assembly involves new processes and materials. We contract with third party suppliers to produce various components and sub-assemblies. At our San Diego, California facility, we complete the final assembly of, and test and ship, our products for both commercial and government systems. We have refined our internal business processes to improve how we design, test and qualify product designs. We continue to implement rigorous manufacturing and quality processes to track production and field failures. We have also implemented third party testing and certification of our products ensuring that they meet military specifications. We have developed custom manufacturing equipment used to automate the production of key sub-assemblies reducing the labor component and permitting higher volume production. We implement design and component changes periodically to reduce our product costs, improve product reliability and improve operating margins.

Suppliers. Our products have a large number of components and sub-assemblies produced by outside suppliers mostly located within 50 miles of our facility to take advantage of flexible turnaround, minimize inventories and to maximize our supply-chain. We purchase a number of key components and subassemblies from foreign suppliers. Consequently, we are subject to the impact economic conditions can have on such suppliers and subject to fluctuations in foreign currency exchange rates which could impact our lead times and product cost. We have developed strong relationships with a number of our key suppliers. If these suppliers should experience quality problems or part shortages, then our production schedules could be significantly delayed or our costs significantly increased.

Sales and Marketing

We market and sell products and services through our sales force based in California, Colorado, Maine, Rhode Island and Washington. Our corporate and administrative offices are located in San Diego, California.

We sell directly to governments, military, large end-users and defense-related companies. We use independent representatives to assist us in our direct sales efforts on a commission basis. We also use a channel distribution model in which we sell our products directly to a small network of worldwide independent resellers and system integrators who then sell our products (or our products integrated with other systems) to end-user customers. We are focusing our internal business development resources on building relationships with defense integrators and other large, direct customers.

We have established a reputation for providing high quality, innovative sound solutions and have increased our brand recognition for LRAD on an international basis. We actively promote our brands on our products and we intend to continue to increase the use of our trademarks throughout our product distribution chain and believe growing brand awareness will assist in expanding our business.

Customer Concentration

For the fiscal year ended September 30, 2011, revenues from a foreign government's Ministry of Defense accounted for 46% of revenues and direct revenue from the U.S. Navy accounted for 12% of revenues, with no other single customer accounting for more than 10% of revenues. For the fiscal year ended September 30, 2010, revenues from ADS, Inc. accounted for 41% of revenues, with no other single customer accounting for more than 10% of revenues. ADS, Inc. is a reseller to end users in various branches of the military such as the U.S. Navy, U.S. Marine Corps, U.S. Army, the Department of Homeland Security and international customers.

Our revenues to date have relied on a few major customers. The loss of any customer could have a material adverse effect on our financial condition, results of operations and cash flows. Our goal is to diversify sound technology revenues in future periods.

Backlog

Our order backlog for products that are deliverable in the next 12 months was approximately $1,918,000 at September 30, 2011, compared to $13,151,000 at September 30, 2010, which included a $12,125,000 order from a foreign government's Ministry of Defense. The amount of backlog at any point in time is dependent upon scheduled delivery dates by our customers and product lead times. Our backlog orders are supported by contracts and firm purchase orders.

Warranties

We generally warrant our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase. The warranty is generally a limited warranty, and in some instances imposes certain shipping costs on the customer. To date, we have been providing direct warranty service, but in the future we may establish warranty service through OEM customers or others. Our international market warranties are generally similar to the warranties we offer in the U.S. market.

As our products become more complex, we are providing service and maintenance agreements and extended warranty contracts at market rates as an additional source of revenue and to provide increased customer satisfaction.

Competition

Our technologies and products compete with those of other companies. The commercial and government audio industry markets are fragmented and competitive and include numerous manufacturers with audio products that vary widely in price, quality and distribution channels. Many of our present and potential future competitors have, or may have, substantially greater resources to devote to product development. We believe we compete primarily on the originality of our products, the uniqueness of our technology and designs, the ability to meet customer needs and, most importantly, the quality and ruggedness of our products which have been developed by incorporating feedback from our customers and our desire to provide the highest quality product to our market.

We believe our LRAD products are the leading acoustic hailing and warning products in the market today for military and commercial applications. The broad category of government audio industry speakers includes competitors such as IML Sound Commander, Ultra Electronics USSI, and others. We do not believe these competitors have achieved significant market penetration in the government or commercial directed hailing markets to date. We believe our LRAD product line has demonstrated acceptance and has performed extremely well in harsh environments and can continue to compete on the basis of technical features, performance, ease of use and cost. As we continue to grow this market, future competitors with greater resources may enter with new technologies and capabilities which could impact our competitiveness.

We believe our SoundSaber technology is novel and has distinct market attributes. Our SoundSaber technology produces high intelligibility and reliability for a range of consumer, commercial and government applications, including mass notification. Some of our competitors of our LRAD products, such as IML Sound Commander and Ultra Electronics USSI, as well as others, offer a mass notification product which competes in our market. We currently hold a fairly small market share in this market. We intend to continue our strategy of obtaining patent protection, where appropriate, for our intellectual property.

Seasonality

Government business tends to be seasonal due to government procurement/budget cycles, with the quarter ending September 30 usually producing relatively higher sales and the quarter ending June 30 usually producing relatively lower sales. We have not experienced any significant seasonality trends to date, but we may experience increased seasonality in the future.

Government Regulation

We are subject to a variety of government laws and regulations that apply to companies engaged in international operations, including, among others, the Foreign Corrupt Practices Act, U.S. Department of Commerce export controls, local government regulations and procurement policies and practices (including regulations relating to import-export control, investments, exchange controls and repatriation of earnings). We maintain controls and procedures to comply with laws and regulations associated with our international operations. If we are unable to remain compliant with such laws and regulations, our business may be adversely affected.

Our products are being produced to comply with standard product safety requirements for sale in the United States and similar requirements for sale in Europe and Canada. We expect to meet the electrical and other regulatory requirements for electronic systems or components we sell throughout the world.

Financial Information about Segments and Geographic Areas

Financial information regarding our segments and the geographic areas where we operate is contained in Note 16 to our consolidated financial statements.

Intellectual Property Rights and Proprietary Information

We operate in an industry where innovations, investment in new ideas and protection of resulting intellectual property rights are important to success. We rely on a variety of intellectual property protections for our products and technologies, including patent, copyright, trademark and trade secret laws and contractual obligations, and we pursue a policy of vigorously enforcing such rights.

In addition to such factors as innovation, technological expertise and experienced personnel, we believe that a strong product offering that is continually upgraded and enhanced will keep us competitive, and we will seek patent protection on important technological improvements that we make. We have an ongoing policy of filing patent applications to seek protection for novel features of our products and technologies. Prior to the filing and granting of patents, our policy is to disclose key features to patent counsel and maintain these features as trade secrets prior to product introduction. Patent applications may not result in issued patents covering all important claims and could be denied in their entirety. We also file for trade name and trademark protection when appropriate. We are the owner of federally registered trademarks including LRAD®, LONG RANGE ACOUSTIC DEVICE®, LRAD-X®, LRAD-RX®, PMT® and SOUNDSABER®.

Our policy is to enter into nondisclosure agreements with each employee and consultant or third party to whom any of our proprietary information is disclosed. These agreements prohibit the disclosure of confidential information to others, both during and subsequent to employment or the duration of the working relationship. These agreements may not prevent disclosure of confidential information or provide adequate remedies for any breach.

Research and Development

The sound reproduction market is subject to rapid changes in technology and designs with frequent improvements and new product introductions. We believe our future success will depend on our ability to enhance and improve existing technologies and to introduce new technologies and products on a competitive basis that meet the needs of our customers. Accordingly, we have in the past, and we expect in the future, to engage in significant research and development activities.

For the fiscal years ended September 30, 2011 and 2010, we spent approximately $2.5 million and $2.1 million, respectively, on company-sponsored research and development. Future levels of research and development expenditures will vary depending on the timing of further new product development and the availability of funds to carry on additional research and development on currently owned technologies or in other areas.

Executive Officers

The current executive officers of LRAD Corporation and their ages and business experience are set forth below.

Thomas R. Brown, age 61, has been a director since March 2006 and was appointed as President and Chief Executive Officer in August 2006 and Interim Chief Financial Officer in September 2006. Mr. Brown served as President of BrownThompson Executive Search, a financial executive search firm, from April 2005 to August 2006. Mr. Brown was employed by Sony Electronics, Inc. from February 1988 to September 2004. From April 2001 to September 2004, Mr. Brown was Executive Vice President and Deputy President of the Engineering and Manufacturing division of Sony Electronics, Inc., where he was responsible for supply chain operations including Information Technology, Procurement, Customer Service, North American Manufacturing Operations and Finance. From April 2000 to September 2004, Mr. Brown was concurrently the Executive Vice President and President of Information Technology Division for Sony Electronics, where he was responsible for establishing the North American personal computer manufacturing division. Mr. Brown is a member of the board of directors of Mad Catz Interactive, Inc. (AMEX/TSX: MCZ), a provider of video game accessories. Mr. Brown holds a B.A. in Economics from Rutgers University.

Katherine H. McDermott, age 51, was appointed as Controller/Chief Accounting Officer in June 2007 and was promoted to Chief Financial Officer in September 2007. Ms. McDermott served as the Chief Financial Officer for National Pen Company from 2005 to 2006 and the vice president of finance for Lantronix, Inc., a publicly traded technology company, from 2000 to 2005. Ms. McDermott held a variety of senior financial positions with Bausch & Lomb from 1988 to 1999 and began her career holding a number of financial positions with a component division of General Motors from 1982 to 1988. Ms. McDermott holds a B.A. in Business Administration from St. Bonaventure University and an MBA from the William E. Simon School of Business Administration at the University of Rochester.

Executive officers serve at the discretion of the board of directors.

Employees

At September 30, 2011, we employed a total of 39 people. Of such employees, 10 were in research and development, 15 were in production, quality assurance and materials control, 8 were in general and administrative and 6 were in sales and marketing. We also contract technical and production personnel from time to time on an as needed basis and use outside consultants for various services. We have not experienced any work stoppages and are not a party to a collective bargaining agreement, and we consider our relations with our employees to be favorable.

Available Information

Our shares of common stock trade on the NASDAQ Capital Market under the symbol "LRAD." Our address is 15378 Avenue of Science, Suite 100, San Diego, California, 92128, our telephone number is 858-676-1112, and our internet website is located at www.lradx.com. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, reports filed by our directors, executive officers and certain significant shareholders pursuant to Section 16 of the Securities Exchange Act and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 as soon as reasonably practical after the reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on our website is not incorporated by reference into this report nor is it part of this report.

Item 1A. Risk Factors.

An investment in our company involves a high degree of risk. In addition to the other information included in this report, you should carefully consider the following risk factors in evaluating an investment in our company. You should consider these matters in conjunction with the other information included or incorporated by reference in this report. Our results of operations or financial condition could be seriously harmed, and the trading price of our common stock may decline due to any of these or other risks.

We have had a history of net losses and we may not be able to sustain profitability.

We have had a history of operating losses, primarily attributable to the design, development and launch of the HSS product which was spun-off to Parametric Sound Corporation on September 27, 2010. In fiscal 2010, we achieved profitability for the first time in our history and while we were able to maintain profitability in fiscal 2011, our ability to maintain future profitability is dependent on a variety of factors, many outside our control. At September 30, 2011, we had an accumulated deficit of $65,398,586. We need to continue to generate sufficient revenue to be profitable in future periods. Failure to sustain profitability may require us to raise additional funding which could have a material negative impact on the market value of our common stock.

We may need additional capital for growth.

We may need additional capital to support our growth. While we expect to generate these funds from operations, we may not be able to do so. Principal factors that could affect the availability of our internally generated funds include:

- failure of sales from government, military and commercial markets to meet planned projections;
- government spending levels impacting the sale of our products;
- working capital requirements to support business growth;
- our ability to control spending;
- introduction of new competing technologies;
- product mix and effect on margins; and
- acceptance of our existing and future products in existing and new markets.

Should we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions and any such financing may require advance approval of our stockholders under the rules of the NASDAQ Stock Market. Our ability to obtain financing may be further constrained by the current economic conditions. The recent credit crisis and other related trends affecting the capital markets have caused significant reductions in capital availability. Many lenders and institutional investors have ceased funding even the most credit-worthy entities. In addition, we may be required to reduce costs, including the scaling back of research and development into new products, which could have a negative impact on our ability to compete and to innovate. If we raise additional funds by selling additional shares of our capital stock or securities convertible into or exercisable for common stock (assuming we are able to obtain additional financing), the ownership interest of our stockholders will be diluted, which could have a material negative impact on the market value of our common stock.

Two customers accounted for 46% and 12% of our total revenues, respectively, for fiscal year 2011. We expect to continue to be dependent on a limited number of customers.

Two customers accounted for 46% and 12% of total revenues, respectively, for fiscal year 2011, and one customer accounted for 41% of total revenues for fiscal year 2010. Historically, our revenues have been dependent upon a limited number of customers. We do not have long term agreements with these or other significant customers, and our customers have the right to cease doing business with us at any time. No assurance can be given that these or other customers will continue to do business with us or that they will maintain their historical levels of business. If our relationship with any material customer were to cease, then our revenues would decline and negatively impact our results of operations. Any such decline could result in us increasing our accumulated deficit and a need to raise additional capital to fund our operations. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

Disruption and fluctuations in financial and currency markets could have a negative effect on our business.

Financial markets in the United States, Europe and Asia have been experiencing extreme disruption in recent years, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that include severely restricted credit and declines in real estate values. While currently these conditions have not impaired our ability to operate our business, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, which can then lead to challenges in the operation of our business. These economic developments affect businesses such as ours, in a number of ways. The tightening of credit in financial markets adversely affects the ability of commercial customers to finance purchases and operations and could result in a decrease in orders and spending for our products as well as create supplier disruptions. Economic developments could also reduce future government spending on our products. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, and the effects they will have on our business and financial condition.

We purchase a number of key components and subassemblies from foreign suppliers. Consequently, we are subject to the impact economic conditions can have on such suppliers and subject to fluctuations in foreign currency exchange rates. Increases in our cost of purchasing these items could negatively impact our financial results if we are not able to pass these increased costs on to our customers.

We have current government contracts and our future growth is dependent, in large part, on continued sales to U.S. and international governments and businesses who sell to governments.

In fiscal 2011, direct and indirect sales to the U.S. government accounted for approximately 23% of our total net sales, compared to 54% of our total net sales in fiscal 2010. In addition, sales to international governments have increased in recent years, including a $17.6 million product and multi-year maintenance order, of which $12.1 million in product was delivered in March 2011. Changes in defense spending could have an adverse effect on our current and future revenues. Sales of our products to U.S. government agencies and organizations is subject to the overall U.S. government budget and congressional appropriation decisions and processes which are driven by numerous factors, including geo-political events and macroeconomic conditions, and are beyond our control. Recently mandated cuts in U.S. Department of Defense budgets and potential future changes in political leadership could affect future U.S. Department of Defense military initiatives and homeland security spending. Similar issues apply to sales to international governments. We can't be assured that the military's interest in communication devices to minimize unnecessary force will continue or will provide future growth opportunities for our business.

We must expand our customer base in order to grow our business.

To grow our business, we must fulfill orders from our existing customers, obtain additional orders from our existing customers, develop relationships with new customers and obtain and fulfill orders from new customers. We cannot guarantee that we will be able to increase our customer base. Further, even if we do obtain new customers, we cannot guarantee that those customers will purchase from us enough quantities of our product or at product prices that will enable us to recover our costs in acquiring those customers and fulfilling those orders. Whether we will be able to sell more of our products will depend on a number of factors, including:

- our ability to manufacture reliable products that have the features that are required by our customers;
- the global economy;

- our ability to expand relationships with existing customers and to develop relationships with new customers that will lead to additional orders for our products;
- our ability to develop and expand new markets for directed sound products; and
- our ability to develop international product distribution directly or through strategic partners.

The growth of our LRAD product revenues is dependent on continued acceptance of our products by government, military and developing force protection and emergency response agencies. If these agencies do not purchase our LRAD products, our revenues will be adversely affected.

Although our LRAD products are designed for use by both government and commercial customers, the products have, to date, been predominantly sold for government use. While our total government sales have been increasing, our products have not yet been widely accepted in the large government and military market that includes many prospective customers. Furthermore, the force protection and emergency response market is itself an emerging market that is changing rapidly. If our LRAD products are not widely accepted by the government, military and the developing force protection and emergency response markets, we may not be able to identify other markets, and we may fail to achieve our sales projections.

Perceptions that long range hailing devices are unsafe or may be used in an abusive manner may hurt sales of our LRAD products which could cause our revenues to decline.

Potential customers for our LRAD products, including government, military and force protection and emergency response agencies, may be influenced by claims or perceptions that long range hailing devices are unsafe or may be used in an abusive manner. These claims or perceptions, while unsubstantiated, could reduce our product sales.

A significant portion of our revenue is derived from our core product category.

We are dependent on our core product category to generate our revenues. No assurance can be given that these or other products will continue to have market acceptance or that they will maintain their historical levels of sales. The loss or reduction of sales of this product could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We may incur significant and unpredictable warranty costs.

Our products are substantially different from proven, mass produced sound transducer designs and are often employed in harsh environments. We may incur substantial and unpredictable warranty costs from post-production product or component failures. We generally warrant our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase. At September 30, 2011, we had a warranty reserve of $272,261. While our warranty experience with our LRAD product line has been very favorable, as we build more complexity into the product, and as we expand our supplier base, issues could arise that could affect future warranty costs which could adversely affect our financial position, results of operations and business prospects.

We could incur additional charges for excess and obsolete inventory.

While we strive to effectively manage our inventory, due to rapidly changing technology, and uneven customer demand, product cycles tend to be short and the value of our inventory may be adversely affected by changes in technology that affect our ability to sell the products in our inventory. If we do not effectively forecast and manage our inventory, we may need to write off inventory as excess or obsolete, which in turn can adversely affect cost of sales and gross profit.

We have previously experienced, and may in the future experience, reductions in sales of older generation products as customers delay or defer purchases in anticipation of new product introductions. We currently have established reserves for slow moving or obsolete inventory of $307,096. The reserves we have established for potential losses due to obsolete inventory may, however, prove to be inadequate and may give rise to additional charges for obsolete or excess inventory.

We do not have the ability to accurately predict future operating results. Our quarterly and annual revenues are likely to fluctuate significantly due to many factors, any of which could result in our failure to achieve our revenue expectations.

We expect our proprietary directed acoustic products and technologies will be the source of substantially all of our revenues for at least the near future. Revenues from these products and technologies are expected to vary significantly due to a number of factors, many of which are beyond our control. Any one or more of the factors listed below or other factors could cause us to fail to achieve our revenue expectations. These factors include:

- our ability to develop and supply sound reproduction components to customers, distributors or original equipment manufacturers ("OEMs") or to license our technologies;
- market acceptance of and changes in demand for our products or products of our customers;
- gains or losses of significant customers, distributors or strategic relationships;
- unpredictable volume and timing of customer orders;
- delays in funding approval by U.S. and foreign government and military customers;
- the availability, pricing and timeliness of delivery of components for our products and OEM products;
- fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;
- the timing of new technological advances, product announcements or introductions by us, by OEMs or licensees and by our competitors;
- production delays by customers, distributors, OEMs, or by us or our suppliers;
- increased competition in this market:
- the conditions of other industries, such as military and commercial industries, into which our technologies may be sold;
- general electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices;
- general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling; and
- general political conditions in this country and in various other parts of the world that could affect spending for the products that we offer.

Some or all of these factors could adversely affect demand for our products or technologies, and therefore adversely affect our future operating results.

Most of our operating expenses are relatively fixed in the short term. We may be unable to rapidly adjust spending to compensate for any unexpected sales shortfalls, which could harm our quarterly operating results. We do not have the ability to predict future operating results with any certainty.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete.

Technological competition from other and longer established electronic and loudspeaker manufacturers are expected to increase. Most of the companies with which we expect to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of our competitors may have developed or may succeed in developing technologies and products that are more effective than any of ours, rendering our technology and products obsolete or noncompetitive.

Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

We rely on a combination of contracts and trademark, patent and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, and our competitors may be able to independently develop competing technologies, or the agreements we enter into may not be enforceable.

Our success, in part, depends on our ability to obtain and enforce intellectual property protection for our technology. A competitor may independently develop or patent technologies that are substantially equivalent to, or superior to, our technology. If this happens, our competitive position could be significantly harmed.

As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patent applications and other intellectual property rights. In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do receive patents for our existing or new products, these patents may not provide meaningful protection. In some countries outside of the United States where our products can be sold or licensed, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult and our competitors may successfully sell products in those countries that have functions and features that infringe on our intellectual property.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results and financial condition could be harmed.

We may face personal injury and other liability claims that harm our reputation and adversely affect our operating results and financial condition.

While the product has been engineered to reduce the risk of damage to human hearing or human health, we could be exposed to claims of hearing damage if the product is not properly operated. A person injured in connection with the use of our products may bring legal action against us to recover damages on the basis of theories including personal injury, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. Our product liability insurance coverage may be insufficient to pay all such claims. Product liability insurance may also become too costly for us or may become unavailable for us in the future. We may not have sufficient resources to satisfy any product liability claims not covered by insurance which would materially and adversely affect our operating results and financial condition. Significant litigation could also result in negative publicity and a diversion of management's attention and resources.

Our international operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates, and changes in regulations that govern international transactions.

We sell our products worldwide. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

- changes in tariff regulations;
- political instability, war, terrorism and other political risks;
- foreign currency exchange rate fluctuations;
- establishing and maintaining relationships with local distributors and dealers;
- lengthy shipping times and accounts receivable payment cycles;
- import and export control and licensing requirements;
- compliance with a variety of U.S. laws, including the Foreign Corrupt Practices Act, by us or key subcontractors;
- compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;
- greater difficulty in safeguarding intellectual property than in the U.S.; and
- difficulty in staffing and managing geographically diverse operations.

These and other risks may preclude or curtail international sales or increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products. Failure to comply with U.S. and foreign governmental laws and regulations applicable to international business, such as the Foreign Corrupt Practices Act or U.S. export control regulations, could have an adverse impact on our business with the U.S. and foreign governments.

Current environmental laws, or laws enacted in the future, may harm our business.

Our operations are subject to environmental regulation in areas in which we conduct business. Our product design and procurement operations must comply with new and future requirements relating to the materials composition of our products, including restrictions on lead, cadmium and other substances. We do not expect that the impact of these environmental laws and other similar legislation adopted in the U.S. and other countries will have a substantial unfavorable impact on our business. However, the costs and timing of costs under environmental laws are difficult to predict.

Errors or defects contained in our products, failure to comply with applicable safety standards or a product recall could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

Any defects or errors in the operation of our products may result in delays in their introduction. In addition, errors or defects may be uncovered after commercial shipments have begun, which could result in the rejection of our products by our customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Third parties could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. We may also be unable to obtain adequate liability insurance in the future. Because we are a small company, a product recall would be particularly harmful to us because we have limited financial and administrative resources to effectively manage a product recall and it would detract management's attention from implementing our core business strategies. A significant product defect or product recall could materially and adversely affect our brand image, causing a decline in our sales, and could reduce or deplete our financial resources.

We rely on outside manufacturers and suppliers to provide a large number of components and sub-assemblies incorporated in our products.

Our products have a large number of components and sub-assemblies produced by outside suppliers. In addition, for certain of these items, we qualify only a single source, which can magnify the risk of shortages and decrease our ability to negotiate with our suppliers on the basis of price. If shortages occur, or if we experience quality problems with suppliers, then our production schedules could be significantly delayed or costs significantly increased, which would have a material adverse effect on our business, liquidity, results of operation and financial position.

Although we assemble our products internally, we have some sub-assemblies and components produced by third party manufacturers. We may be required to outsource manufacturing if sales of our products increase significantly. We may be unable to obtain acceptable manufacturing sources on a timely basis. In addition, from time to time we may change manufacturers and any new manufacturer engaged by us may not perform as expected. An extended interruption in the supply of our products could result in a substantial loss of sales. Furthermore, any actual or perceived degradation of product quality as a result of our reliance on third party manufacturers may have an adverse effect on sales or result in increased warranty costs, product returns and buybacks. Failure to maintain quality manufacturing could reduce future revenues, adversely affecting our financial condition and results of operations.

We derive revenue from government contracts and subcontracts, which are often non-standard, may involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

Our sales to government customers have involved and are expected in the future to involve providing products and services under contracts or subcontracts with U.S. federal, state, local and foreign government agencies. Obtaining contracts and subcontracts from government agencies is challenging, and contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

- include provisions that allow the government agency to terminate the contract without penalty under some circumstances;
- be subject to purchasing decisions of agencies that are subject to political influence;
- contain onerous procurement procedures; and
- be subject to cancellation if government funding becomes unavailable.

Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder.

Our success is dependent on the performance of our executive team, and the cooperation, performance and retention of our executive officers and key employees.

Our business and operations are substantially dependent on the performance of our current executive team including our President and Chief Executive Officer and our Chief Financial Officer. We do not maintain "key person" life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business.

We are also dependent on our ability to retain and motivate high quality personnel, especially sales and marketing executives and skilled technical personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain other highly qualified managerial, sales and technical personnel in the future. The inability to attract and retain the necessary managerial, sales and technical personnel could cause our business, operating results or financial condition to suffer.

We may not address successfully the problems encountered in connection with any potential future acquisitions.

We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have little experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks and if we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stock value could be diluted.

Our disclosure controls and procedures may not prevent or detect all acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management and is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our management expects that our disclosure controls and procedures and internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Failure to maintain an effective system of internal control over financial reporting could harm stockholder and business confidence in our financial reporting, our ability to obtain financing and other aspects of our business.

Maintaining an effective system of internal control over financial reporting is necessary for us to provide reliable financial reports. Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC require us to include in our Form 10-K a report by management and an opinion from our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting. While our management and our independent registered public accounting firm concluded that out internal control over financial reporting was effective as of September 30, 2011, it is possible that material weaknesses will be identified in the future. In addition, components of our internal control over financial reporting may require improvement from time to time. If management is unable to assert that our internal control over financial reporting is effective in any future period, or if the Company's independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of those internal controls, investors may lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on its stock price.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd Frank Act"), XBRL interactive SEC filings, new SEC regulations and NASDAQ Stock Market rules are creating uncertainty for public companies and often, increased costs to comply. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are committed to maintaining high standards of corporate governance and public disclosure. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

Our common stock could be delisted from the Nasdaq Stock Market.

Nasdaq's continued listing standards for our common stock require, among other things, that (i) we maintain a closing bid price for our common stock of at least $1.00, and (ii) we maintain: (A) stockholders' equity of $2.5 million; (B) market value of listed securities of $35 million; or (C) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. In October 2008, we were notified by Nasdaq that we failed to meet the listing standards by failing to maintain a bid price of $1.00, but we received notice from Nasdaq on April 22, 2009 that we became compliant by meeting the bid price requirement. Or stock briefly dropped below $1.00 late in our 2010 fiscal year. Future failures to satisfy any continued listing requirements could lead to the receipt of a deficiency notice from Nasdaq and ultimately to a delisting from trading of our common stock. If our common stock were delisted from Nasdaq, among other things, this could result in a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws as well as the potential loss of confidence by suppliers, customers and employees, the loss of analyst coverage and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of certain contractual obligations.

Sales of common stock issuable on the exercise of outstanding options and warrants, may depress the price of our common stock.

As of September 30, 2011, we had outstanding options granted to our employees, directors and consultants to purchase 4,181,339 shares of our common stock, and had outstanding warrants issued to investors to purchase 1,627,945 shares of our common stock. At September 30, 2011, the exercise prices for the options and common stock warrants ranged from $0.46 to $4.81 per share. The issuance of shares of common stock upon the exercise of outstanding options or warrants could cause substantial dilution to holders of common stock, and the sale of those shares in the market could cause the market price of our common stock to decline. The potential dilution from these shares could negatively affect the terms on which we could obtain equity financing.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your common stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue additional preferred stock, it could affect the rights or reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

Our stock price is volatile and may continue to be volatile in the future.

The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

- our anticipated or actual operating results;
- developments concerning our sound reproduction technologies;
- technological innovations or setbacks by us or our competitors;
- announcements of merger or acquisition transactions;
- changes in personnel within our company; and
- other events or factors and general economic and market conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our executive offices, sales, research and development and production facility are located at 15378 Avenue of Science, Suite 100, San Diego, California. We presently occupy, pursuant to a sublease that was amended in August 2010, approximately 23,698 square feet, and our monthly rent payments are approximately $17,774, plus other certain costs and charges as specified in the original sublease, including the Company's proportionate share of the building operating expenses and real estate taxes. The sublease terminates May 31, 2012.

On November 29, 2011, we entered into a new lease for 31,360 square feet to replace the current San Diego facility. The lease will commence June 1, 2012 and expire May 31, 2018. The aggregate monthly payments, with abatements, will average $16,306 per month in the first year, plus other certain costs and charges as specified in the lease agreement, including the Company's proportionate share of the building operating expenses and real estate taxes. The aggregate monthly payment will be $25,088, $26,656, $28,224, $29,792 and $31,360 for the second through sixth years of the lease, plus other costs and charges as noted above.

Item 3. Legal Proceedings.

We are not a party to any material pending legal proceedings as of the date of this report. However, we may at times be involved in litigation in the ordinary course of business. We will also, from time to time, when appropriate in management's estimation, record adequate reserves in our financial statements for pending litigation. Litigation is expensive and is subject to inherent uncertainties, and an adverse result in any such matters could adversely impact our operating results or financial condition. Additionally, any litigation to which we may become subject could also require significant involvement of our senior management and may divert management's attention from our business and operations.

Item 4. [Removed and Reserved].

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded and quoted on the NASDAQ Capital Market under the symbol "LRAD." Prior to our name change on March 24, 2010, the trading symbol for our common stock was "ATCO." The market for our common stock has often been sporadic and limited.

The following table sets forth the high and low reported sales prices for our common stock for the fiscal years ended September 30, 2010 and 2011:

	Sales Prices	
	High	Low
Fiscal Year Ending September 30, 2010		
First Quarter	$2.00	$1.33
Second Quarter	$1.85	$1.32
Third Quarter	$1.73	$1.16
Fourth Quarter	$1.57	$0.84
Fiscal Year Ending September 30, 2011		
First Quarter	$2.81	$1.36
Second Quarter	$2.79	$2.01
Third Quarter	$2.95	$2.19
Fourth Quarter	$3.24	$1.66

The above quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

Holders

We had 32,374,499 shares issued and outstanding by 1,002 holders of record of our common stock at November 25, 2011.

Dividends

We have never paid a cash dividend on our common stock or preferred stock and do not expect to pay dividends in the foreseeable future.

Equity Compensation Plan Information

The information required by this item is incorporated by reference to the information set forth in Item 12 of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

No securities were sold within the past three years that were not registered under the Securities Act and not previously reported.

Issuer Purchases of Equity Securities

None.

Item 6. Selected Financial Data

Information requested by this Item is not included as we are electing scaled disclosure requirements available to Smaller Reporting Companies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The discussion and analysis set forth below should be read in conjunction with the information presented in other sections of this Annual Report on Form 10-K, including "Item 1. Business," "Item 1A. Risk Factors," and "Item 8. Financial Statements and Supplementary Data." This discussion contains forward-looking statements which are based on our current expectations and industry experience, as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements.

Overview

We are a pioneer of highly intelligible, high clarity directed sound technologies and products. We aggressively seek to create and expand markets for our products, and we are increasing our focus on and investment in worldwide sales and marketing activities while we continue to innovate.

In the fiscal year ended September 30, 2011, we generated record revenues of $26,506,821 compared to $16,694,075 in the year ended September 30, 2010. We had the second consecutive profitable year in our Company's history, with net income increasing by 68% from $2,983,613 in the year ended September 30, 2010 compared to $5,022,902 in the year ended September 30, 2011. These strong results were largely driven by a contract with a foreign government, which contributed $12,125,000 of the revenue in fiscal 2011. Direct and indirect revenues from the U.S. Military declined by 40% in fiscal 2011 due to ongoing federal budget uncertainty. We increased our cash balance by $8,449,595 during fiscal 2011 through positive cash flow from operating activities and the exercise of warrants. Future cash flows from operating activities are expected to fluctuate based on working capital requirements, operating expense levels and other factors. We believe we have adequate financial resources to fund operations for the next twelve months.

In fiscal 2008, we completed the development and introduced a new generation of LRAD products called the LRAD-X. Our LRAD-X product line uses directionality and focused acoustic output to clearly transmit critical information, instructions and warnings 1,500 meters and beyond. The LRAD-X product line features improved voice intelligibility and is available in a number of packages that meet the military's stringent environmental requirements in a number of packages and form factors. Through the use of powerful voice commands and deterrent tones, large safety zones can be created while determining the intent and influencing the behavior of an intruder. Our LRAD-X product line provides a complete range of systems from single man portable to permanently installed, remotely operated. Our LRAD products have been competitively selected over other commercially available systems by the U.S. and certain foreign military. Our new product line includes the following:

- LRAD 1000X—selected by the U.S. Navy as its AHD for Block 0 of the Shipboard Protection System—can be manually operated to provide long distance hailing and warning with highly intelligible communication. This unit is available in both fully-integrated and remotely-operated electronics.
- LRAD 500X—selected by the U.S. Navy and U.S. Army as their AHD for small vessels and vehicles—is lightweight and can be easily transported to provide security personnel long-range communications and a highly effective hailing and warning capability where needed.
- LRAD 300X is a lightweight mid-range AHD developed for small vessels and manned and unmanned vehicles and aircraft. This unit is available in both fully-integrated and remotely-operated electronics.
- LRAD 100X is a self-contained, battery powered, portable system designed for use in a variety of mass notification, law enforcement and commercial security applications. This unit is ideally suited for short-range perimeter security and communications.
- LRAD-RX—selected by the U.S. Navy in 2010 in a competitive bid process for Block 2 of the Shipboard Protection System—is our prescription for remotely controlled security. It enables system

operators to detect and communicate with an intruder over long distances. LRAD-RX features an LRAD 1000X emitter head, integrated camera, high-intensity searchlight and a newly developed, robust, and internet protocol-addressable full pan and tilt drive system for precise aiming and tracking. LRAD-RX can also be integrated with radar to provide automated intruder alerts. Because of its automated capabilities, LRAD-RX reduces manpower and false alarms while providing an intelligent, cost-effective security solution.

We incurred $2,483,938 of research and development expense during fiscal 2011, which was an increase of 20% over $2,062,158 incurred in fiscal 2010. During 2011, we developed a wireless version of the LRAD 100X and are expanding this wireless capability across the product line. We also completed the development of the LRAD 2000X, our loudest product to date, to meet the requirements of larger security applications. The LRAD 2000X was released for sale in the first fiscal quarter of 2012. In addition, we focused on product cost reductions, feature enhancements and customized applications of existing products, and increased our product certifications. We believe these products provide increased opportunities in government and commercial markets and allow us to continue as the leader in this market. We intend to continue to innovate during fiscal 2012 with consistent levels of research and development expenditures.

Business Outlook

We are experiencing positive response and increased acceptance of our products. We believe we have a solid technology and product foundation with our LRAD-X product line, and we have expanded our product line to service new markets for business growth. We have strong market opportunities within the worldwide government and military sector, as well as increased commercial applications as a result of continued global threats to governments, commerce and law enforcement and in wildlife preservation and control applications. Our selling network has expanded to include a number of key integrators and sales representatives within the United States and in a number of worldwide locations. However, we may face challenges in fiscal 2012 from extreme international economic and geopolitical conditions. A further and continued deterioration in financial markets and confidence in major economies could disrupt the operation of our business. We anticipate continued uncertainty with U.S. Military spending due to ongoing budget delays and expected spending reductions. In addition, we had a single large order for $12.1 million in fiscal 2011 that will be a challenge to replace with similar orders in fiscal 2012.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and to understanding our results of operations. Our accounting policies are more fully described in our financial statements and related notes located in "Item 8. Financial Statements and Supplementary Data." The impact and any associated risks related to these policies on our business operations are discussed in "Item 1A. Risk Factors" and throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

The methods, estimates and judgments we use in applying our accounting policies, in conformity with generally accepted accounting principles in the United States, have a significant impact on the results we report in our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates affect the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. The Company derives its revenue primarily from two sources: (i) product revenues, and (ii) contract, license fee, other services, and freight. Product revenues from customers, including resellers and system integrators, are recognized in the periods that products are shipped (FOB shipping point) or received by customers (FOB destination), when the fee is fixed or determinable, when collection of resulting receivables is probable, and there are no remaining obligations for the Company. Most revenues to resellers and system integrators are based on firm commitments from the end user; as a result, resellers and system integrators carry little or no inventory. Revenues from associated engineering and installation contracts are recognized based on milestones or completion of the contracted services. The Company's customers do not have the right to return product unless the product is found to be defective.

In limited circumstances, product revenues may be recognized prior to shipment when, based on the Company's evaluation, criteria for recognizing revenue under bill and hold arrangements have been met. During the years ended September 30, 2011 and 2010, the Company did not recognize any bill and hold revenue. The Company licenses its technology to third parties. Revenues from up-front license fees are evaluated for multiple elements, but are generally recognized ratably over the specified term of the particular license or agreement. Revenues from ongoing per unit license fees are earned based on units shipped and are recognized in the period when the ultimate customer accepts the product, and collection is reasonably assured.

Share-Based Compensation. We account for share-based compensation in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "Compensation—Stock Compensation" ("ASC 718") using the modified prospective method which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. ASC 718 requires the use of subjective assumptions, including expected stock price volatility and the estimated term of each award. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model, which is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This model also utilizes the fair value of our common stock and requires that, at the date of grant, we use the expected term of the share-based award, the expected volatility of the price of our common stock over the expected term, the risk free interest rate and the expected dividend yield of our common stock to determine the estimated fair value. We determine the amount of share-based compensation expense based on awards that we ultimately expect to vest, reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for doubtful accounts. Our products are sold to customers in many different markets and geographic locations. We estimate our bad debt reserve on a case-by-case basis due to a limited number of customers. We base these estimates on many factors including customer credit worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. Our judgments and estimates regarding collectability of accounts receivable have an impact on our financial statements.

Valuation of Inventory. Our inventory is comprised of raw materials, assemblies and finished products. We must periodically make judgments and estimates regarding the future utility and carrying value of our inventory. The carrying value of our inventory is periodically reviewed and impairments, if any, are recognized when the expected future benefit from our inventory is less than its carrying value.

Valuation of Intangible Assets. Intangible assets consist of patents and trademarks that are amortized over their estimated useful lives. We must make judgments and estimates regarding the future utility and carrying value of intangible assets. The carrying values of such assets are periodically reviewed and impairments, if any, are recognized when the expected future benefit to be derived from an individual intangible asset is less than its carrying value. This generally occurs when certain assets are no longer consistent with our business strategy and whose expected future value has decreased.

Accrued Expenses. We establish a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. This reserve requires us to make estimates regarding the amount and costs of warranty repairs we expect to make over a period of time. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs, and anticipated rates of warranty claims. Warranty expense is recorded in cost of revenues. We evaluate the adequacy of this reserve each reporting period.

We use the recognition criteria of ASC 450-20, "Loss Contingencies" to estimate the amount of bonuses when it becomes probable a bonus liability will be incurred and we recognize expense ratably over the service period. We accrued bonus expense each quarter based on estimated year-end results, and then adjusted the actual in the fourth quarter based on our final results compared to targets.

Derivative Liability Valuation. We used the guidance under ASC 815-40, "Derivatives and Hedging; Contracts in Entity's Own Entity" to classify and value our warrant liabilities. Warrants classified as derivative liabilities are recorded at their estimated fair value on the date of issuance. The warrant liability is required to be measured at fair value on a recurring basis each quarter-end based on current assumptions using the Black-Scholes valuation model, with the change in value recognized in current earnings. We had warrant liabilities during the year ended September 30, 2010 until August 2010 when, due to changes in certain terms, the warrants were no longer required to be classified as derivative liabilities.

Deferred Tax Asset. We have provided a full valuation reserve related to our substantial deferred tax assets. In the future, if sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce our valuation allowances, resulting in income tax benefits in our consolidated statement of operations. We evaluate quarterly the realizability of the deferred tax assets and assess the need for a valuation allowance. Utilizing the net operating loss ("NOL") carry forwards in future years could be substantially limited due to restrictions imposed under federal and state laws upon a change in ownership or control. Included in the NOL carryforward are deductions from stock options that, if recognized, will be recorded as a credit to additional paid-in capital rather than through our results of operations.

Recent Accounting Pronouncements

A number of new pronouncements have been issued for future implementation as discussed in the notes to our consolidated financial statements located in "Item 8. Financial Statements and Supplementary Data." See Note 3 to our consolidated financial statements for further discussion.

Segment and Related Information

We are engaged in the design, development and commercialization of directed sound technologies and products. We present our business as one reportable segment due to the similarity in nature of products marketed, financial performance measures (revenue growth and gross margin), methods of distribution (direct and indirect) and customer markets (each product is sold by the same personnel to government and commercial customers, domestically and internationally). Our chief operating decision making officer reviews financial information on sound products on a consolidated basis. See Note 16 to our consolidated financial statements for further discussion.

Comparison of Results of Operations for Fiscal Years Ended September 30, 2011 and 2010

The following table provides for the periods indicated certain items of our consolidated statements of operations from continuing operations expressed in dollars and as a percentage of net sales. The financial information and discussion below should be read in conjunction with the consolidated financial statements and notes contained in this Annual Report.

	Year ended					
	September 30, 2011		September 30, 2010		Increase/(Decrease)	
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	%
Revenues:						
Product sales	$26,020,385	98.2%	$16,535,796	99.1%	$9,484,589	57.4%
Contract and other	486,436	1.8%	158,279	0.9%	328,157	207.3%
	26,506,821	100.0%	16,694,075	100.0%	9,812,746	58.8%
Cost of revenues	10,577,370	39.9%	7,520,284	45.0%	3,057,086	40.7%
Gross profit	15,929,451	60.1%	9,173,791	55.0%	6,755,660	73.6%
Operating Expenses:						
Selling, general and administrative	8,463,842	31.9%	4,659,443	27.9%	3,804,399	81.6%
Research and development	2,483,938	9.4%	2,062,158	12.4%	421,780	20.5%
	10,947,780	41.3%	6,721,601	40.3%	4,226,179	62.9%
Income from operations	4,981,671	18.8%	2,452,190	14.7%	2,529,481	103.2%
Other Income	46,967	0.2%	747,255	4.5%	(700,288)	(93.7%)
Income from continuing operations before income taxes	5,028,638	19.0%	3,199,445	19.2%	1,829,193	57.2%
Income tax provision	(75,190)	(0.3%)	(166,771)	(1.0%)	91,581	54.9%
Income (loss) from discontinued operations	69,454	0.3%	(49,061)	(0.3%)	118,515	241.6%
Net income	$ 5,022,902	18.9%	$ 2,983,613	17.9%	$2,039,289	68.3%

Revenues

Revenues increased $9,812,746, or 59%, in the fiscal year ended September 30, 2011 to $26,506,821 compared to $16,694,075 for the fiscal year ended September 30, 2010. The increase in fiscal year 2011 revenues is primarily driven by the shipment of an order to a foreign government in the amount of $12,125,000. LRAD revenue accounted for $26,196,063 of the revenue in fiscal 2011 and $16,547,305 in fiscal 2010, due primarily to the success of the LRAD-X product line, expanded sales distribution and increased target markets.

Gross Profit

Gross profit for the year ended September 30, 2011 was $15,929,451, or 60% of total revenues, compared to $9,173,791, or 55% of total revenues for the year ended September 30, 2010. The increase in gross profit is primarily driven by increased revenues, increased fixed cost absorption and lower product cost due to higher volume purchases, partially offset by higher manufacturing overhead spending and amortization of prepaid expenses to support the large foreign government sale in the quarter ended March 31, 2011.

Our products have varying gross margins, so product sales mix materially affects gross profit. In addition, the margins differ based on the channel of trade that we sell through. We continue to make product updates and changes, including raw material and component changes that may impact product costs. With product updates and changes, we have limited warranty cost experience and estimated future warranty costs can impact our gross margins. We could also have increased competition in our market that could cause pricing pressure for us. We do not believe that historical gross profit margins should be relied upon as an indicator of future gross profit margins.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended September 30, 2011 increased $3,804,399 to $8,463,842, or 32% of total revenues, compared to $4,659,443, or 28% of total revenues, for the year ended September 30, 2010. The increase is primarily due to $2,763,155 for sales commissions, primarily related to the large foreign government sale, $807,617 for bonus expense based on meeting annual performance targets, and $244,759 for salary and consulting expense primarily related to increased business development staffing.

We incurred non-cash share-based compensation expenses of $335,796 and $380,688 in selling, general and administrative expenses in the fiscal years ended September 30, 2011 and 2010, respectively. The decrease in expenses is due to a number of options becoming fully vested.

We may expend additional resources on marketing our products in future periods which may increase selling, general and administrative expenses. Also, commission expense will fluctuate based on the level of commissionable sales incurred.

Research and Development Expenses

Research and development expenses increased $421,780 to $2,483,938, or 9% of total revenues, for the year ended September 30, 2011, compared to $2,062,158, or 12% of total revenues, for the year ended September 30, 2010. This increase was primarily due to $309,782 in bonus expense for meeting annual performance targets, and $140,356 for staffing, partially offset by a $25,299 decrease in the impairment of intangible assets.

Included in research and development expenses for the year ended September 30, 2011 was $60,919 of non-cash share-based compensation expenses, compared to $53,143 for the year ended September 30, 2010. The increase is due to new option grants.

During fiscal years 2011 and 2010, we reviewed the ongoing value of our capitalized intangible assets and identified some of these assets as being no longer consistent with our business strategy. As a result of this review, we reduced the value of these patents by $22,551 and $47,850 for the fiscal years ended September 30, 2011 and 2010, respectively.

Research and development expenses vary period to period due to the timing of projects, the availability of funds, and the timing, extent and use of outside consulting, design and development firms. In fiscal 2011, research and development expenses were primarily for in-house development, but we have, in the past, supplemented our in-house development with third-party consulting resulting in higher expenses. Based on current plans and engineering staffing, we expect fiscal year 2012 research and development expenses to be comparable to expenditures made in fiscal year 2011.

Income From Operations

Income from operations was $4,981,671 for the year ended September 30, 2011, compared to income from operations of $2,452,190 for the year ended September 30, 2010, primarily from increased revenue and improved margins.

Other Income (Expense)

During the year ended September 30, 2011, we earned $32,354 of interest income on our cash balances compared to $903 in the year ended September 30, 2010. The higher interest is due to transferring higher cash balances to interest bearing accounts during the current year. We also recorded other income of $14,721 in the year ended September 30, 2011 for proceeds from an insurance claim. In the year ended September 30, 2010, we recorded a $747,917 unrealized, non-cash gain on derivative revaluation related to changes in the estimated fair value of common stock warrant instruments that were classified as derivative liabilities, pursuant to ASC 815-40. We did not have a similar gain during the year ended September 30, 2011, and we do not anticipate any gain or loss in future years because we no longer have common stock warrant instruments that are classified as derivative liabilities.

Net Income

Our net income increased $2,039,289 to $5,022,902, or $0.15 per diluted share for the year ended September 30, 2011, compared to net income of $2,983,613, or $0.10 per diluted share, for the year ended September 30, 2010. We recorded a tax provision of $75,190 and $166,771 for the years ended September 30, 2011 and 2010, respectively, as a result of taxable income generated during the year. We generated a federal tax liability due to the federal alternative minimum tax, but were able to use R&D credits in California to offset state tax obligations.

Liquidity and Capital Resources

Cash and cash equivalents at September 30, 2011 was $13,870,762, compared to $5,421,167 at September 30, 2010. In addition, at September 30, 2011, we had $606,250 of cash which we pledged to support a bank guarantee related to a customer maintenance contract that was previously included as cash and cash equivalents and reclassified as "restricted cash" in the quarter ended December 31, 2010. The increase in cash and cash equivalents was primarily the result of the exercise during the fiscal year ended September 30, 2011 of certain warrants to purchase common stock, which generated $4,346,613 in cash, and $3,886,017 generated from operating activities from continuing operations in the year ended September 30, 2011, which includes $606,250 reclassified to restricted cash as described above.

Other than cash and cash equivalents and our balance of accounts receivable at September 30, 2011 and expected future cash flows from operating activities in subsequent periods, we have no other unused sources of liquidity at this time.

Principal factors that could affect the availability of our internally generated funds include:

- ability to meet sales projections;
- government spending levels;
- introduction of competing technologies;
- product mix and effect on margins;
- ability to reduce and manage inventory levels; and
- product acceptance in new markets.

Principal factors that could affect our ability to obtain cash from external sources include:

- volatility in the capital markets; and
- market price and trading volume of our common stock.

Based on our current cash position, our order backlog, and assuming the accuracy of our currently planned expenditures, we believe we have sufficient capital to fund planned levels of operations for at least the next twelve months. However, we operate in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all.

Cash Flows

Operating Activities

Our net cash generated from operating activities from continuing operations was $3,886,017 for the fiscal year ended September 30, 2011 compared to $4,765 for the fiscal year ended September 30, 2010. Cash generated from operating activities for the fiscal year ended September 30, 2011 included the $5,022,902 net income reduced by expenses not requiring the use of cash of $641,654, a decrease in inventory of $64,830, an increase of accounts payable of $75,155 and an increase in accrued liabilities, primarily for bonus accrual, of $1,334,094. Cash used in operating activities included $606,250 for transfers to restricted cash, a $910,149 increase in accounts receivable, $1,218,750 for prepaid expenses – non-current, and $400,649 for increased current prepaid expenses and other, both of which include prepaid warranty services to support our foreign government contract, and $47,366 in warranty settlements. Cash generated from operating activities for the fiscal year ended September 30, 2010 included the $2,983,613 net income, reduced by expenses not requiring the use of cash of $113,326 and a $9,401 increase in accounts payable. Cash used in operating activities included $2,754,687 increase in accounts receivable, $199,679 increase in inventory, $113,429 decrease in accrued liabilities, $72,605 of warranty settlements and $10,236 increase in prepaid expenses and other.

At September 30, 2011, we had accounts receivable of $5,098,148, compared to $4,187,999 at September 30, 2010. The level of trade accounts receivable at September 30, 2011 represented approximately 70 days of revenues for the year compared to 92 days of revenues at September 30, 2010. The decrease in days was due to comparable receivables balances, but with higher revenues in the year ended September 30, 2011 compared to September 30, 2010. Terms with individual customers vary greatly. We typically require thirty-day terms from our customers. Our receivables can vary dramatically due to overall sales volumes and due to quarterly variations in sales and timing of shipments to and receipts from large customers and the timing of contract payments.

At September 30, 2011 and 2010, our current assets from continuing operations exceeded our current liabilities from continuing operations by $19,034,868 and $10,100,662, respectively. This increase was primarily a result of the increases in cash and cash equivalents and accounts receivable at September 30, 2011.

Investing Activities

We use cash in investing activities primarily for the purchase of laboratory and computer equipment, product tooling, and software and investment in new patents. Cash used in investing activities for capital expenditures was $57,888 and $64,343 in the fiscal years ended September 30, 2011 and 2010, respectively. Cash used for investment in new patents for continuing operations was $2,291 and $17,382 in the fiscal years ended September 30, 2011 and 2010, respectively. We anticipate continued expenditures for patents and capital expenditures in fiscal 2012 as we continue to invest in new products and technologies.

Financing Activities

In the year ended September 30, 2011, we received proceeds of $4,346,613 from the exercise of certain warrants to purchase common stock and $145,450 from the exercise of stock options. In the year ended September 30, 2010, we received $30,417 from the exercise of stock options.

Commitments

We are committed for our facility lease as more fully described in Note 12 to our consolidated financial statements.

We have a bonus plan for employees, in accordance with their terms of employment, whereby they can earn a percentage of their salary at three different levels based on meeting three different targeted objectives for earnings per share. The number of shares outstanding used for the calculation is as of October 1, 2010.

In fiscal 2010, we paid $970,224 for bonuses and related payroll taxes. In fiscal 2011, we accrued $2,308,010 for bonuses and related payroll taxes based on the level of targeted objectives achieved for the year. The bonuses will be paid in the quarter ending December 31, 2011.

In April 2009, our Board of Directors adopted a Change in Control Severance Benefit Plan. The Change of Control Plan provides that in the event of a qualifying termination, each of the two participating executives will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination. A qualifying termination under the Change of Control Plan is any involuntary termination without cause or any voluntary termination for good reason, in each case occurring within three months before or twelve months after a change of control of LRAD.

We entered into an employment agreement in September 2006 with our president and chief executive officer that provides for severance benefits in the form of up to a maximum of six months' salary and health benefit continuation if his employment is terminated without cause or he resigns for good reason. There are no other employment agreements with executive officers or other employees providing future benefits or severance arrangements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Information requested by this Item is not included as we are electing scaled disclosure requirements available to Smaller Reporting Companies.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by this item begin on page F-1 with the index to financial statements followed by the consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no disagreements or any reportable events requiring disclosure under Item 304(b) of Regulation S-K.

Item 9A. Controls and Procedures.

We are required to maintain disclosure controls and procedures designed to ensure that material information related to us, including our consolidated subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) that are designed to ensure that information required to be disclosed in our Exchange Act Reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in our Exchange Act Reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2011 and, based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2011 based on the guidelines established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2011.

Our independent registered public accounting firm, Squar, Milner, Peterson, Miranda and Williamson, LLP, has issued an audit report, which is included herein below, on the effectiveness of our internal control over financial reporting.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting since June 30, 2011, in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies which may be identified during this process.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
LRAD Corporation

We have audited LRAD Corporation's internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. LRAD Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LRAD Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LRAD Corporation as of September 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended, and our report dated December 5, 2011 expressed an unqualified opinion.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, CA
December 5, 2011

Item 9B. Other Information.

None

PART III

Certain information required by this Part III is omitted from this report and is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC in connection with the Annual Meeting of Stockholders to be held in 2012.

Item 10. Directors, Executive Officers and Corporate Governance.

The information with respect to our executive officers is set forth in the section entitled "Executive Officers" in Part I of this Annual Report on Form 10-K. The information required by this item with respect to our directors and corporate governance matters is incorporated by reference to the information under the captions "Election of Directors," "Board and Committee Matters and Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement for our 2012 Annual Meeting of Stockholders (the Proxy Statement).

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. Certain Relationships, Related Transactions and Director Independence.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Certain Transactions" and "Independence of the Board of Directors."

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to the Proxy Statement, under the heading "Principal Accountant Fees and Services."

PART IV

Item 15. Exhibits, Financial Statement Schedules.

Consolidated Financial Statements:

The following consolidated financial statements are filed as part of this report as required by "Item 8. Financial Statements and Supplementary Data."

Exhibits:

The following exhibits are incorporated by reference or filed as part of this report.

3.	**Articles of Incorporation and Bylaws**
3.1	Certificate of Incorporation of American Technology Corporation (Delaware) dated March 1, 1992. Incorporated by reference to Exhibit 2.1 on Form 10-SB effective August 1, 1994.
3.1.1	Amendment to Certificate of Incorporation of American Technology Corporation dated March 24, 1997 and filed with Delaware on April 22, 1997. Incorporated by reference to Exhibit 3.1.1 on Form 10-QSB for the quarter ended March 31, 1997, dated May 13, 1997.
3.1.2	Corrected Certificate of Designations of Series A Convertible Preferred Stock dated and filed with Delaware on August 25, 1997. Incorporated by reference to Exhibit 3.1.3 on Form 8-K dated August 29, 1997.
3.1.3	Corrected Certificate of Designations of Series B Convertible Preferred Stock filed with Delaware on December 23, 1998. Incorporated by reference to Exhibit 3.1.4 on Form 10-KSB for the year ended September 30, 1998, dated December 29, 1998.
3.1.4	Corrected Certificate of Designation of Series C Preferred Stock filed with Delaware on April 19, 2000. Incorporated by reference to Exhibit 3.1.5 on Form 8-K dated April 19, 2000.
3.1.5	Certificate of Designation of Series D Preferred Stock filed with Delaware on May 3, 2002. Incorporated by reference to Exhibit 3.1 on Form 10-Q for the quarter ended March 31, 2002, dated May 15, 2002.
3.1.6	Certificate of Amendment to Certificate of Incorporation filed with Delaware on September 26, 2002. Incorporated by reference to Exhibit 3.1.6 on Form 10-K for the year ended September 30, 2002, dated December 23, 2002.
3.1.7	Certificate of Designation of Series E Preferred Stock filed with Delaware on February 28, 2003. Incorporated by reference to Exhibit 4.2 on Form 8-K dated March 6, 2003.
3.1.8	Amendment to Certificate of Incorporation of American Technology Corporation dated March 24, 2010 for name change to LRAD Corporation. Incorporated by reference to Exhibit 3.1 on Form 8-K dated March 31, 2010.
3.2	Restated Bylaws of American Technology Corporation. Incorporated by reference to Exhibit 3.1 on Form 10-Q for the quarter ended March 31, 2006, dated May 10, 2006.

10.	**Material Contracts**
10.1	American Technology Corporation 2005 Equity Incentive Plan (as Amended March 15, 2007). Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 14, 2007.+
10.2	Form of Stock Option Agreement under the 2005 Equity Incentive Plan for grants prior to August 5, 2005. Incorporated by reference to Exhibit 99.2 to Form S-8 filed June 2, 2005.+
10.3	Form of Stock Option Agreement under the 2005 Equity Incentive Plan for grants on or after August 5, 2005. Incorporated by reference to Exhibit 10.11 on Form 10-Q for the quarter ended June 30, 2005 dated August 9, 2005.+
10.4	Form of Stock Award Agreement under the 2005 Equity Incentive Plan. Incorporated by reference to Exhibit 10.12 on Form 10-Q for the quarter ended June 30, 2005 dated August 9, 2005.+
10.5	Sublease between American Technology Corporation and Anacomp, Inc. dated December 13, 2005. Incorporated by reference to Exhibit 10.51 on Form 10-K for year ended September 30, 2005, dated December 29, 2005.
10.6	Sublease between LRAD Corporation and Anacomp, Inc. dated July 26, 2010. Incorporated by reference to Exhibit 99.2 on Form 8-K filed August 26, 2010.
10.7	Employment Letter between American Technology Corporation and Thomas R. Brown dated August 23, 2006. Incorporated by reference to Exhibit 99.2 on Form 8-K filed August 25, 2006.+
10.8	Employment Letter between American Technology Corporation and Katherine H. McDermott dated June 21, 2007. Incorporated by reference to Exhibit 10.37 on Form 10-K for the year ended September 30, 2007 filed January 4, 2008.+
10.9	Change in Control Severance Benefit Plan, issued April 30, 2009. Incorporated by reference to Exhibit 10.15 on Form 10-K for the year ended September 30, 2009 filed December 1, 2009.+
10.10	Separation and Distribution Agreement between LRAD Corporation and Parametric Sound Corporation dated September 27, 2010. Incorporated by reference to Exhibit 2.1 on Form 8-K filed October 1, 2010.
10.11	Tax Sharing Agreement between LRAD Corporation and Parametric Sound Corporation dated September 27, 2010. Incorporated by reference to Exhibit 10.1 on Form 8-K filed October 1, 2010.
10.12	Form of Warrant, issued February 4, 2011. Incorporated by reference to Exhibit 4.1 on Form 8-K filed February 8, 2011.
10.13	Form of Warrant Amendment, effective as of February 4, 2011. Incorporated by reference to Exhibit 4.2 on Form 10-Q filed May 4, 2011.
10.14	Registration Rights Agreement, dated February 4, 2011. Incorporated by reference to Exhibit 4.2 on Form 8-K filed February 4, 2011.
10.15	Lease between LRAD Corporation and The Realty Associates Fund VIII, LP dated November 16, 2011.*
21.	**Subsidiaries of the Registrant**
21.1	Subsidiary of LRAD Corporation. Incorporated by reference to Exhibit 10.41 on Form 10-K for the year ended September 30, 2008, dated December 4, 2008.
23.	**Consents of Experts and Counsel**
23.1	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP.*
24.	**Power of Attorney**
24.1	Power of Attorney. Included on signature page.*

31.	**Certifications**
31.1	Certification of Thomas R. Brown, Principal Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Katherine H. McDermott, Principal Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Thomas R. Brown, Principal Executive Officer, and Katherine H. McDermott, Principal Financial Officer.*
99.	**Additional Exhibits**
99.1	Press Release dated December 5, 2011*
101.INS**	XBRL Instance Document
101.SCH**	SBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

LRAD Corporation

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LRAD Corporation:

We have audited the accompanying consolidated balance sheets of LRAD Corporation and Subsidiary (collectively, the "Company") as of September 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LRAD Corporation and Subsidiary as of September 30, 2011 and 2010, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective October 1, 2009 the Company changed its method of accounting for certain financial instruments that are settled in the Company's common stock.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 5, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California
December 5, 2011

LRAD Corporation

Consolidated Balance Sheets

	September 30, 2011	September 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,870,762	$ 5,421,167
Restricted cash	606,250	—
Accounts receivable	5,098,148	4,187,999
Inventories, net	2,735,520	2,784,098
Prepaid expenses and other	663,601	204,687
Assets of discontinued operations	6,250	112,517
Total current assets	22,980,531	12,710,468
Property and equipment, net	75,468	124,353
Intangible assets, net	225,969	277,647
Prepaid expenses—noncurrent	1,218,750	58,265
Total assets	$ 24,500,718	$ 13,170,733
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,040,202	$ 965,047
Accrued liabilities	2,899,211	1,532,242
Liabilities of discontinued operations	9,263	53,290
Total current liabilities	3,948,676	2,550,579
Other liabilities—noncurrent	276,744	282,464
Total liabilities	4,225,420	2,833,043
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, $0.00001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.00001 par value; 50,000,000 shares authorized; 32,374,499 and 30,614,789 shares issued and outstanding, respectively	324	306
Additional paid-in capital	85,673,560	80,758,872
Accumulated deficit	(65,398,586)	(70,421,488)
Total stockholders' equity	20,275,298	10,337,690
Total liabilities and stockholders' equity	$ 24,500,718	$ 13,170,733

See accompanying notes

LRAD Corporation

Consolidated Statements of Operations

	Years Ended September 30, 2011	2010
Revenues:		
Product sales	$26,020,385	$16,535,796
Contract and other	486,436	158,279
Total revenues	26,506,821	16,694,075
Cost of revenues	10,577,370	7,520,284
Gross profit	15,929,451	9,173,791
Operating expenses:		
Selling, general and administrative	8,463,842	4,659,443
Research and development	2,483,938	2,062,158
Total operating expenses	10,947,780	6,721,601
Income from operations	4,981,671	2,452,190
Other income (expense):		
Other income (expense)	46,967	(662)
Unrealized gain on derivative revaluation	—	747,917
Total other income	46,967	747,255
Income from continuing operations before income taxes	$ 5,028,638	3,199,445
Income tax expense	75,190	166,771
Income from continuing operations	4,953,448	$ 3,032,674
Income (loss) from discontinued operations	69,454	(49,061)
Net income	$ 5,022,902	$ 2,983,613
Net income per common share—continuing operations:		
Basic	$ 0.16	$ 0.10
Diluted	$ 0.15	$ 0.10
Net income per common share—discontinued operations:		
Basic	$ 0.00	$ (0.00)
Diluted	$ 0.00	$ (0.00)
Net income per common share:		
Basic	$ 0.16	$ 0.10
Diluted	$ 0.15	$ 0.10
Weighted average common shares outstanding:		
Basic	31,755,157	30,589,212
Diluted	32,722,632	31,111,330

See accompanying notes

LRAD Corporation

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balances, September 30, 2009	30,552,498	$306	$82,947,945	$(74,904,164)	$ 8,044,087
Cumulative-effect of change in accounting principle	—	—	(2,246,980)	1,499,063	(747,917)
Issuance of common stock upon exercise of stock options	62,291	—	30,417	—	30,417
Share-based compensation expense	—	—	479,771	—	479,771
Warrant extension	—	—	1,725	—	1,725
Separation of Parametric Sound Corporation	—	—	(454,006)	—	(454,006)
Net income for the period	—	—	—	2,983,613	2,983,613
Balances, September 30, 2010	30,614,789	$306	$80,758,872	$(70,421,488)	$10,337,690
Issuance of common stock:					
Upon exercise of stock options	131,765	$ 2	$ 145,448	$ —	$ 145,450
Upon exercise of warrants (net of non-cash offering costs of $2,164,773)	1,627,945	16	2,181,824	—	2,181,840
Issuance of warrants	—	—	2,164,773	—	2,164,773
Share-based compensation expense	—	—	422,643	—	422,643
Net income for the period	—	—	—	5,022,902	5,022,902
Balances, September 30, 2011	32,374,499	$324	$85,673,560	$(65,398,586)	$20,275,298

See accompanying notes

LRAD Corporation

Consolidated Statements of Cash Flows

	Years Ended September 30, 2011	2010
Operating Activities:		
Net income	$ 5,022,902	$ 2,983,613
Less: Net income (loss) from discontinued operations	69,454	(49,061)
Income from continuing operations	4,953,448	3,032,674
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:		
Depreciation and amortization	138,191	206,013
Warranty provision	74,521	69,384
Inventory obsolescence	(16,252)	60,799
Share-based compensation	422,643	475,472
Loss on impairment of patents	22,551	47,850
Unrealized gain on derivative revaluation	—	(747,917)
Changes in operating assets and liabilities:		
Restricted cash	(606,250)	—
Accounts receivable	(910,149)	(2,754,687)
Inventories	64,830	(199,679)
Prepaid expenses and other	(458,914)	(10,236)
Prepaid expenses—noncurrent	(1,160,485)	—
Accounts payable	75,155	9,401
Warranty settlements	(47,366)	(72,605)
Accrued liabilities	1,334,094	(111,704)
Net cash provided by operating activities of continuing operations	3,886,017	4,765
Net cash provided by operating activities of discontinued operations	131,694	365,208
Net cash provided by operating activities	**4,017,711**	**369,973**
Investing Activities:		
Purchase of equipment	(57,888)	(64,343)
Patent costs paid	(2,291)	(17,382)
Net cash used in investing activities	**(60,179)**	**(81,725)**
Financing Activities:		
Proceeds from exercise of warrants	4,346,613	—
Proceeds from exercise of stock options	145,450	30,417
Net cash provided by financing activities	**4,492,063**	**30,417**
Net increase in cash and cash equivalents	8,449,595	318,665
Cash and cash equivalents, beginning of period	5,421,167	5,102,502
Cash and cash equivalents, end of period	**$13,870,762**	**$ 5,421,167**
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 108	$ 1,565
Cash paid for taxes	$ 222,175	$ 104,127
Noncash investing and financing activities:		
Reclassification of warrants from equity to a liability	$ —	$ 747,917
Issued warrants classified as offering costs	$ 2,164,773	$ —

See accompanying notes

LRAD Corporation

Notes to the Consolidated Financial Statements

1. OPERATIONS

LRAD Corporation, a Delaware corporation (the "Company"), is engaged in design, development and commercialization of directed sound technologies and products. The principal markets for the Company's proprietary sound reproduction technologies and products are in North America, Europe, Middle East and Asia.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The Company has a currently inactive wholly owned subsidiary, American Technology Holdings, Inc., which the Company formed to conduct international marketing, sales and distribution activities. The consolidated financial statements include the accounts of this subsidiary after elimination of intercompany transactions and accounts.

DISCONTINUED OPERATIONS

The consolidated financial statements presented herein reflect the spin-off of the Company's Hypersonic Sound ("HSS") business as a stand-alone company on September 27, 2010. The results of operations for the HSS business conducted prior to the spin-off, as well as some continued activity by the Company to fulfill remaining sales and warranty obligations following the spin-off, are designated as discontinued operations in the accompanying financial statements. Amounts reflected as discontinued operations in the accompanying consolidated statement of operations include direct and allocated costs attributable to the former HSS business, but do not include allocations of general corporate overhead costs.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

Based on the Company's adoption of authoritative guidance issued by the Financial Accounting Standards Board ("FASB") in June 2008, as codified in Accounting Standards Codification ("ASC") 815-40, "Derivatives and Hedging; Contracts in Entity's Own Entity", effective October 1, 2009, certain outstanding warrants were determined to be derivative instruments, and accordingly, the estimated fair value of these warrants was reclassified from equity and recorded as a warrant liability. The cumulative effect of the change in accounting for these warrants was recognized as an adjustment to the opening accumulated deficit balance at October 1, 2009 based on the difference between the fair value of the warrants at issuance and at the reclassification date as shown below.

	Additional Paid-In Capital	Accumulated Deficit	Warrant Liability
Grant date fair value of previously issued warrants	$2,246,980	$ —	$(2,246,980)
Change in fair value of previously issued warrants outstanding as of October 1, 2009	—	(1,499,063)	1,499,063
Cumulative effect of change in accounting principle	$2,246,980	$(1,499,063)	$ (747,917)

The fair values of the warrants were estimated using a Black-Scholes valuation model on August 7, 2006 (issue date) and October 1, 2009 (date of adoption of ASC 815-40), based on the closing price of $2.30 on August 7, 2006 and $1.77 on October 1, 2009, a volatility rate of 66% and 96%, respectively, risk free interest rate of 4.84% and 0.27%, respectively, and a contractual life of 4 years and 10 months, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions (e.g., reserves for accounts receivable and inventory, valuation of patents, warranty reserves and tax provision) that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company maintains cash and cash equivalent accounts with a major Federal Deposit Insurance Corporation ("FDIC") guaranteed financial institution. Under provisions of the Dodd Frank Act, which became effective on December 31, 2010, unlimited FDIC insurance is provided for all funds in non-interest bearing transaction accounts for the two year period through December 31, 2012. In addition, the Company's interest bearing money market and savings accounts are each insured up to $250,000 by the FDIC. The Company's exposure for amounts in excess of FDIC insured limits at September 30, 2011 was approximately $10.7 million.

The Company sells its products to a large number of geographically diverse customers. The Company routinely assesses the financial strength of its customers and generally does not require collateral or other security to support customer receivables. At September 30, 2011, accounts receivable from three customers accounted for 38%, 16% and 11% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance. At September 30, 2010, accounts receivable from three customers accounted for 38%, 16% and 15% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents.

RESTRICTED CASH

The Company considers any amounts pledged as collateral or otherwise restricted for use in current operations to be restricted cash. Restricted cash is classified as a current asset unless amounts are not expected to be released and available for use in operations within one year.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company carries its accounts receivable at their face amounts, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts for estimated losses considering the following factors when determining if collection of a receivable is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If the Company has no previous experience with the customer, the Company may obtain reports from various credit organizations to ensure that the customer has a history of paying its creditors. The Company may also request financial information to ensure that the customer has the means of making payment. If these factors do not indicate collection is reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. There was no deferred revenue at September 30, 2011 or 2010 as a result of collection issues. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. The Company determines allowances on a case-by-case basis. The Company had no allowance for doubtful accounts for the years ended September 30, 2011 or 2010.

CONTRACT MANUFACTURERS

The Company employs contract manufacturers for production of certain components and sub-assemblies. The Company may provide parts and components to such parties from time to time, but recognizes no revenue or markup on such transactions. During fiscal 2011, the Company performed assembly of products in-house using components and sub-assemblies from a variety of contract manufacturers and suppliers.

INVENTORIES

Inventories are valued at the lower of cost or net realizable value. Cost is determined using a standard cost system whereby differences between the standard cost and purchase price are recorded as a purchase price variance in cost of revenues. Inventory is comprised of raw materials, assemblies and finished products intended for sale. The Company periodically makes judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected future benefit is less than carrying value. The Company has inventory reserves for estimated obsolescence or unmarketable inventory, which is equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. The Company decreased its inventory reserve by $16,252 during the year ended September 30, 2011 and increased its inventory reserve by $60,799 during the year ended September 30, 2010, based on expected usage of components resulting from changes in product lines and customer demand.

EQUIPMENT AND DEPRECIATION

Equipment is stated at cost. Depreciation on machinery and equipment and office furniture and equipment is computed over the estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized over the life of the lease. Upon retirement or disposition of equipment, the related cost and accumulated depreciation is removed, and a gain or loss is recorded.

INTANGIBLES

Intangible assets, which consist of patents and trademarks, are carried at cost less accumulated amortization. Intangible assets are amortized over their estimated useful lives, which have been estimated to be 15 years. The carrying value of intangibles is periodically reviewed and impairments, if any, are recognized when the expected future benefit to be derived from an individual intangible asset is less than its carrying value.

LEASES

Leases entered into are classified as either capital or operating leases. At the time a capital lease is entered into, an asset is recorded, together with its related long-term obligation to reflect the purchase and financing. At September 30, 2011 and 2010, the Company had no capital lease obligations.

REVENUE RECOGNITION

The Company derives its revenue primarily from two sources: (i) product revenues, and (ii) contract, license fee, other services, and freight.

Product revenues from customers, including resellers and system integrators, are recognized in the periods that products are shipped (FOB shipping point) or received by customers (FOB destination), when the fee is fixed or determinable, when collection of resulting receivables is probable, and there are no remaining obligations for the Company. Most revenues to resellers and system integrators are based on firm commitments from the end user; as a result, resellers and system integrators carry little or no inventory. Revenues from associated engineering and installation contracts are recognized based on milestones or completion of the contracted services. The Company's customers do not have the right to return product unless the product is found to be defective.

In limited circumstances, product revenues may be recognized prior to shipment when, based on the Company's evaluation, criteria for recognizing revenue under bill and hold arrangements have been met. During the years ended September 30, 2011 and 2010, the Company did not recognize any bill and hold revenue.

The Company licenses its technology to third parties. Revenues from up-front license fees are evaluated for multiple elements, but are generally recognized ratably over the specified term of the particular license or agreement. Revenues from ongoing per unit license fees are earned based on units shipped and are recognized in the period when the ultimate customer accepts the product, and collection is reasonably assured.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in cost of revenues. The amount of shipping and handling costs invoiced to customers is included in revenue. Actual shipping and handling costs were $366,851 and $144,818 for the fiscal years ended September 30, 2011 and 2010, respectively.

ADVERTISING

Advertising costs are charged to expense as incurred. The Company expensed $73,812 and $62,397 for the years ended September 2011 and 2010, respectively, for advertising costs.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

WARRANTY RESERVES

The Company warrants its products to be free from defects in materials and workmanship for a period of one year from the date of purchase. The warranty is generally limited. The Company currently provides direct warranty service. Some agreements with OEM customers, from time to time, may require that certain quantities of product be made available for use as warranty replacements. International market warranties are generally similar to the U.S. market. The Company also sells extended warranty contracts and maintenance agreements.

The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenues are recognized. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs and anticipated rates of warranty claims. The Company evaluates the adequacy of the provision for warranty costs each reporting period. In the fiscal year ended September 30, 2011, the Company increased its reserve by $27,155. The warranty reserve was $272,261 and $245,106 at September 30, 2011 and 2010, respectively. See Note 10 for additional information regarding warranties.

INCOME TAXES

The Company determines its income tax provision using the asset and liability method. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. A valuation allowance is recorded by the Company to the extent it is more likely than not that a deferred tax asset will not be realized. Additional information regarding income taxes appears in Note 11.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting stockholders' equity that under generally accepted accounting principles in the United States, are excluded from reported net income. There were no differences between net income and comprehensive income for any of the periods presented.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and identifiable intangibles held for use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of undiscounted expected future cash flows is less than the carrying amount of the asset, or if changes in facts and circumstances indicate this, an impairment loss is measured and recognized using the asset's fair value.

SEGMENT INFORMATION

The Company presents its business as one reportable segment due to the similarity in nature of products provided, financial performance measures (revenue growth and gross margin), methods of distribution (direct and indirect) and customer markets (each product is sold by the same personnel to government and commercial customers, domestically and internationally). The Company's chief operating decision making officer reviews financial information on sound products on a consolidated basis. See Note 16 for additional information regarding segments.

NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution of securities that could occur if outstanding securities convertible into common stock were exercised or converted. See Note 15 for additional information regarding net income per share.

FOREIGN CURRENCY TRANSLATION

The Company's functional currency is U.S. dollars as substantially all of the Company's operations use this denomination. Foreign sales to date have been denominated in U.S. dollars. Transactions undertaken in other currencies, which have not been material, are translated using the exchange rate in effect as of the transaction date. Any exchange gains and losses are included in the statements of operations.

SHARE-BASED COMPENSATION

The Company recognized share-based compensation expense related to non-qualified stock options issued to employees and directors over the expected vesting term of the stock-based instrument based on the grant date fair value. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates or if the Company updates its estimated forfeiture rate. From time to time, the Company grants stock options to directors and non-employee service providers.

The Company recognized a tax benefit of $182,191 for stock options that were exercised in the year ended September 30, 2011.

ACCOUNTING FOR WARRANT LIABILITY

The classification between equity and liabilities of outstanding warrants to purchase common stock are reviewed each reporting period. Warrants classified as derivative liabilities are recorded at their estimated fair value on the date of issuance. The warrant liability is adjusted to fair value at each reporting period and the corresponding change in fair value is recorded as an unrealized gain or loss in current earnings. At September 30, 2011, all of the Company's outstanding warrants were classified as equity.

REGISTRATION PAYMENT ARRANGEMENTS

In connection with the issuance of warrants on February 4, 2011 ("2011 Warrants"), the Company entered into a Registration Rights Agreement with the warrant holders ("Warrant Holders"), whereby the Company agreed to prepare and file, within 30 days following the issuance of the 2011 Warrants, a registration statement covering the resale of the shares of common stock issuable upon exercise of the 2011 Warrants. If the registration statement was not declared effective within 90 days following the date of issuance of the securities, or the Warrant Holders are otherwise unable to re-sell the shares purchased upon exercise of the 2011 Warrants, the Company will be obligated to pay liquidated damages to the purchasers in the amount of $0.01335 per day per applicable share until 180 days after the date the registration statement is required to be filed, and $0.0267 per day per applicable share thereafter, but not to exceed a total of $0.534 per applicable share or a maximum of $869,323. This obligation will be effective for the five year term of the Warrants, or until all 2011 Warrants have been exercised. The Company filed a registration statement on Form S-3 within 30 days of issuance, which became effective on April 7, 2011 in satisfaction of the initial 90 day effectiveness obligation. No liquidated damages have been accrued as of September 30, 2011 as it was not deemed to be probable that any such damages will be incurred. See Note 14 for additional information regarding the 2011 Warrants.

RECLASSIFICATIONS

Where necessary, the prior year's information has been reclassified to conform to the fiscal 2011 statement presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

SUBSEQUENT EVENTS

Management has evaluated events subsequent to September 30, 2011 through the date the accompanying consolidated financial statements were filed with the Securities and Exchange Commission for transactions and other events which may require adjustment and/or disclosure in such financial statements. See Note 20 for additional information regarding subsequent events.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board, or FASB, issued guidance regarding the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The updated guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on the Company's financial statements.

In May 2011, the FASB issued additional guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on the Company's financial statements.

4. FAIR VALUE MEASUREMENTS

At September 30, 2011, there was no difference between the carrying value and fair market value of the Company's cash equivalents. For certain financial instruments, including accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their relatively short maturities.

On October 1, 2008, the Company adopted guidance issued by ASC 820-10, "Fair Value Measurements and Disclosures". This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a three-level fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value as described below:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Inputs from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities.
- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As described further in Note 14, the Company had outstanding warrants issued in 2006 that were subject to an anti-dilution reset provision prior to August 2010. In accordance with ASC 815-40, the Company reclassified the fair value of the warrant from equity to a liability as of October 1, 2009. The warrant liability was required to be measured at fair value on a recurring basis each quarter-end during the year ended September 30, 2010 through June 30, 2010. In August 2010 when, due to changes in certain terms, the warrants were no longer required to be classified as liabilities, at which time the carrying value of the warrants was remeasured and reclassified to equity. The Company used the Black-Scholes valuation model for estimating the fair value of the warrants, which the Company determined to be Level 2 inputs, as the assumptions used were based on significant other observable inputs.

As of September 30, 2011 and 2010, the Company had no financial instruments that are required to be measured at fair value on a recurring basis.

5. RESTRICTED CASH

At September 30, 2011, the Company's assets included restricted cash in the amount of $606,250, which is classified as current assets, as this amount was pledged to support a bank guarantee to secure the first year of product warranty for product delivered on a sales contract with a foreign government in the quarter ended March 31, 2011. Following the initial term, this bank guarantee will be renewed at a lesser amount of $39,406 annually for seven additional years to cover each year of the extended warranty and maintenance agreement. Upon completion of the contract, the funds will become unrestricted and transferred to cash and cash equivalents. This asset is carried at cost, which approximates market value.

6. INVENTORIES, NET

Inventories, net consisted of the following:

	September 30, 2011	September 30, 2010
Finished goods	$ 505,749	$ 704,097
Work in process	168,622	53,611
Raw materials	2,368,245	2,349,738
	3,042,616	3,107,446
Reserve for obsolescence	(307,096)	(323,348)
	$2,735,520	$2,784,098

The Company had raw materials located at supplier locations of $195,602 and $38,435 at September 30, 2011 and 2010, respectively.

The Company relies on one supplier for compression drivers for its LRAD product and is making efforts to obtain alternative suppliers to reduce such reliance. The Company's ability to manufacture its LRAD product could be adversely affected if it were to lose a sole source supplier and was unable to find an alternative supplier.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	September 30,	
	2011	2010
Machinery and equipment	$ 521,719	$ 481,514
Office furniture and equipment	775,662	777,788
Leasehold improvements	262,258	262,258
	1,559,639	1,521,560
Accumulated depreciation	(1,484,171)	(1,397,207)
	$ 75,468	$ 124,353

Depreciation expense was $106,773 and $170,422 for the years ended September 30, 2011 and 2010, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	September 30,	
	2011	2010
Cost	$ 458,912	$ 486,910
Accumulated amortization	(232,943)	(209,263)
	$ 225,969	$ 277,647

Aggregate amortization expense relating to the Company's intangible assets was $31,418 and $35,591 during the years ended September 30, 2011 and 2010, respectively. In addition to amortization, the Company wrote off $22,551 and $47,850 of impaired patent costs to research and development expense during the years ended September 30, 2011 and 2010, respectively.

Estimated Amortization Expense Years Ended September 30,	
2012	$ 31,418
2013	31,418
2014	31,418
2015	31,418
2016	31,418
Thereafter	68,879
	$225,969

9. PREPAID EXPENSES

Prepaid expenses increased by an aggregate of $1,500,000 in the quarter ended March 31, 2011 due to amounts paid pursuant to the Company's obligations under a sales contract and an extended warranty and maintenance agreement to provide repair and maintenance services over an eight year period for products sold under a contract with a foreign government. This amount is being amortized on a straight-line basis at an annual rate of $187,500 over the contract period, and is being recognized as a component of cost of sales. As of September 30, 2011, $187,500 of the total prepayment was classified as a current asset and $1,218,750 was classified as noncurrent.

10. ACCRUED AND OTHER LIABILITIES

Accrued liabilities consisted of the following:

	September 30,	
	2011	2010
Payroll and related	$2,628,210	$1,180,173
Deferred revenue	800	800
Warranty reserve	265,658	235,796
Income tax	—	105,858
Customer deposits	4,543	500
Other	—	9,115
Total	$2,899,211	$1,532,242

Other liabilities—noncurrent consisted of the following:

Extended Warranty	6,603	9,310
Deferred revenue—noncurrent	270,141	273,154
Total	276,744	$282,464

Payroll and related

Accrued payroll and related consists primarily of accrued bonuses and related payroll taxes in accordance with the Company's compensation plan. See Note 12 for additional information regarding the bonus plan.

Deferred Revenue

Deferred revenue at September 30, 2011 included $270,941 collected from a license agreement in advance of recognized revenue. The Company recognizes revenue and reduces deferred revenue on a per unit basis as the license is used by the customer. In the quarter ended June 30, 2011, the Company determined that it was more appropriate to report a portion of the deferred license revenue as noncurrent based on the Company's estimate of revenue to be recognized over the subsequent 12 month period. Accordingly, $270,141 of the total deferred license revenue was reclassified as noncurrent as of June 30, 2011. To conform to this presentation, $273,154 of the deferred license revenue balance at September 30, 2010 was reclassified as noncurrent. The Company does not believe that this reclassification had a material effect on the previously reported financial statements. The Company recognized $3,013 of revenue from this license agreement in the year ended September 30, 2011.

Warranty Reserve

Details of the estimated warranty reserve were as follows:

Years Ended September 30,	2011	2010
Beginning balance	$245,106	$248,327
Warranty provision	74,521	69,384
Warranty settlements	(47,366)	(72,605)
Ending balance	$272,261	$245,106
Short-term warranty reserve	265,658	$235,796
Long-term warranty reserve	6,603	9,310
	$272,261	$245,106

The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs and anticipated rates of warranty claims. The Company evaluates the adequacy of the provision for warranty costs each reporting period. In the fiscal year ended September 30, 2011, the Company increased its reserve by $27,155.

11. INCOME TAXES

Income taxes consisted of the following:

Years Ended September 30,	2011	2010
Current tax expense		
Federal	$ 88,000	$ 50,000
State	(13,000)	117,000
	75,000	167,000
Deferred (benefit)		
Federal	93,000	(994,000)
State	16,000	(175,000)
	109,000	(1,169,000)
Change in valuation allowance	(109,000)	1,169,000
Provision for income taxes	$ 75,000	$ 167,000

A reconciliation of income taxes at the federal statutory rate of 34% to the effective tax rate was as follows:

Years Ended September 30,	2011	2010
Income taxes computed at the federal statutory rate	$ 1,710,000	$ 1,088,000
Change in valuation allowance	109,000	(1,169,000)
Nondeductible compensation, interest expense and other	4,000	(292,000)
State income taxes, net of federal tax benefit	283,000	184,000
Change in R&D credit carryover	(2,094,000)	—
Net Operating Loss/Prior year true-ups	357,000	427,000
State business credit utilization	(294,000)	(75,000)
Other	—	4,000
	$ 75,000	$ 167,000

The types of temporary differences between the tax basis of assets and liabilities and their approximate tax effects that give rise to a significant portion of the net deferred tax asset at September 30, 2011 and 2010 were as follows:

	At September 30,	
	2011	2010
Deferred tax assets:		
Net operating loss carryforwards	$ 20,928,000	$ 22,619,000
Research and development credit	2,094,000	—
Share-based compensation	1,761,000	2,024,000
Equipment	90,000	118,000
Patents	252,000	270,000
Accruals and other	490,000	502,000
State Tax Deduction	4,000	36,800
Federal AMT Credit	155,000	56,000
Allowances	213,000	279,000
Gross deferred tax asset	25,987,000	25,904,800
Less valuation allowance	(25,987,000)	(25,904,800)
	$ —	$ —

A valuation allowance has been recorded to offset the net deferred tax assets as realization of such assets has not met the threshold under ASC 740-10, "Income Taxes."

At September 30, 2011, the Company had net deferred tax assets of approximately $25,987,000. The deferred tax assets are primarily composed of federal and state NOL carryforwards and federal and state research and development ("R&D") credit carryforwards. At September 30, 2011, the Company, for federal income tax purposes, had NOL carryforwards of approximately $55,128,000, which expire through 2030. The Company recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for NOL carryforwards resulting from windfall tax benefits occurring from October 1, 2008 onward. At September 30, 2011, deferred tax assets do not include excess tax benefits from stock-based compensation of approximately $179,000.

Due to uncertainties surrounding the Company's ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset net deferred tax assets. The future utilization of the Company's NOL carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of ownership changes that could occur in the future. The Company had an estimated $1,566,000 and $800,000 of federal and state R&D tax credits, respectively, at September 30, 2011, a portion of which began to expire in the 2010 tax year. The Company is in the process of completing a comprehensive review of the components of its R&D credits. Based on preliminary findings, the Company has included the deferred tax assets associated with the tax credit carryforwards from its deferred tax assets recording a corresponding decrease in the valuation allowance. Once the analysis is completed, any adjustments will be made to update its unrecognized R&D tax benefits. Further, due to a change in California tax law in fiscal year 2008, NOL carryforwards may not be used in tax years 2008, 2009, 2010 and 2011, and R&D credits were limited to fifty percent of the Company's net tax in tax years 2008 and 2009.

The Company adopted ASC 740-10-25, "Income Taxes—Recognition" as of October 1, 2007. As of the date of the adoption, the Company had no unrecognized tax benefits and there were no material changes during the year. Due to the valuation allowance, future changes in the Company's unrecognized tax benefits will not impact its effective tax rate. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company did not record any interest or penalties during the periods presented.

The Company is subject to taxation in the U.S. and various state jurisdictions. All of the Company's historical tax years are subject to examination by the Internal Revenue Service and various state jurisdictions due to the generation of NOL and credit carryforwards.

12. COMMITMENTS AND CONTINGENCIES

Facility Lease

The Company's executive offices, research and development, assembly and operational facilities in San Diego, California, are occupied under a sublease agreement that expires May 31, 2012, pursuant to which the current monthly obligation is approximately $17,774. The sublease also obligates the Company for certain other costs and charges, including the Company's proportionate share of the building operating expenses and real estate taxes. The Company currently occupies approximately 23,698 square feet of office, laboratory, production and warehouse space.

On November 29, 2011, the Company entered into a new lease for 31,360 square feet to replace the current San Diego facility. The lease will commence June 1, 2012 and expire May 31, 2018. The aggregate monthly payment, with abatements, will average $16,306 per month in the first year, plus certain other costs and charges as specified in the lease agreement, including the Company's proportionate share of the building operating expenses and real estate taxes. The aggregate monthly payment will be $25,088, $26,656, $28,224, $29,792 and $31,360 for the second through sixth years, plus expenses as noted above. These obligations are included in the operating lease obligation schedule below.

Other Operating Leases

In addition to the facility lease, the Company has two business equipment leases expiring in December 2012 and December 2013. These leases are reported as operating leases.

Total operating lease expense, including facilities and business equipment leases, recorded by the Company for the years ended September 30, 2011 and 2010 was $223,171 and $342,169, respectively.

The obligations under all operating leases are as follows:

Years ending September 30:	
2012	$ 199,117
2013	254,826
2014	308,076
2015	326,144
2016	344,960
2017	363,776
2018	250,880
	$2,047,779

Employment Agreements

The Company entered into an employment agreement in September 2006 with its president and chief executive officer that provides for severance benefits of up to a maximum of six months' salary and health benefit continuation if his employment is terminated without cause or he resigns for good reason. There are no other employment agreements with executive officers or other employees providing future benefits or severance arrangements.

Commission and Bonus Plans

The Company has established a bonus plan for its employees, in accordance with their terms of employment, whereby they can earn a percentage of their salary at three different levels based on meeting three different targeted objectives for earnings per share. The number of shares outstanding used for the calculation is as of October 1, 2010.

The Company accrued $970,224 for bonuses and related payroll taxes in the year ended September 30, 2010, of which $633,492 was accrued during the quarter ended September 30, 2010 based on the Company having achieved the bonus plan target levels, which was paid during the quarter ended December 31, 2010. In fiscal 2011, the Company accrued a total of $2,308,010, of which $1,531,211 was accrued during the quarter ended September 30, 2011 for bonuses and related payroll taxes based on the level of targeted objectives achieved for the year, which is included in accrued and other liabilities under the caption payroll and related. The bonuses accrued in fiscal 2011 are expected to be paid in the quarter ending December 31, 2011.

Change of Control Severance Benefit Plan

In April 2009, the Board of Directors adopted a Change in Control Severance Benefit Plan. The Change of Control Plan provides that in the event of a qualifying termination, each of three participating executives will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination. A qualifying termination under the Change of Control Plan is any involuntary termination without cause or any voluntary termination for good reason, in each case occurring within three months before or twelve months after a change of control of the Company.

Employee Benefit—401K Plan

The Company has a defined contribution plan (401(k)) covering its employees. Matching contributions are made on behalf of all participants at the discretion of the board of directors. During the fiscal years ended September 30, 2011 and 2010, the Company made matching contributions of $127,503 and $27,518, respectively.

Litigation

The Company may at times be involved in litigation in the ordinary course of business. The Company will also, from time to time, when appropriate in management's estimation, record adequate reserves in the Company's financial statements for pending litigation. There are no pending legal proceedings to which the Company is a party or to which any of its property is subject.

Guarantees and Indemnifications

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors, customers and landlords and (ii) its agreements with investors. Under these arrangements, the Company may indemnify other parties such as business partners, customers, underwriters, and investors for certain losses suffered, claims of intellectual property infringement, negligence and intentional acts in the performance of services, and violations of laws including certain violations of securities laws. The Company's obligation to provide such indemnification in such circumstances would arise if, for example, a third party sued a customer for intellectual property infringement and the Company agreed to indemnify the customer against such claims. The Company is unable to estimate with any reasonable accuracy the liability that may be incurred pursuant to such indemnification obligations. Some of the factors that would affect this assessment include, but are not limited to, the nature of the claim asserted, the relative merits of the claim, the financial ability of the parties, the nature and amount of damages claimed, insurance coverage that the Company may have to cover such claims, and the willingness of the parties to reach settlement, if any. Because of the uncertainty surrounding these circumstances, the Company's indemnification obligations could range from immaterial to having a material adverse impact on its financial position and its ability to continue in the ordinary course of business. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements in the past, and the Company had no liabilities recorded for these agreements as of September 30, 2011, or 2010.

Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a director and officers' liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company does not believe that a material loss exposure related to these agreements is either probable or reasonably estimable. Accordingly, the Company has no liability recorded for these agreements as of September 30, 2011, or 2010.

13. SHARE-BASED COMPENSATION

Stock Option Plans

At September 30, 2011, the Company had one equity incentive plan. The 2005 Equity Incentive Plan ("2005 Equity Plan"), as amended, authorizes for issuance as stock options, stock appreciation rights, or stock awards for an aggregate of 3,250,000 shares of common stock to employees, directors or consultants. The total 2005 Equity Plan reserve includes these shares and shares reserved under other plans prior to the 2005 Equity Plan, allowing for the issuance of up to 4,999,564 shares. At September 30, 2011, there were options outstanding covering 4,181,339 shares of common stock under the 2005 Equity Plan and 251,977 shares of common stock available for grant for a total of 4,433,316 currently available under the 2005 Equity Plan.

Share-Based Compensation

The Company's employee stock options have various restrictions that reduce option value, including vesting provisions and restrictions on transfer and hedging, among others, and are often exercised prior to their contractual maturity.

The Company recorded $422,643 and $475,472 of stock compensation expense for the years ended September 30, 2011 and 2010, respectively. The weighted-average estimated fair value of employee stock options granted during the year ended September 30, 2011 and 2010 was $1.60 per share and $0.72 per share, respectively, using the Black-Scholes option-pricing model with the following weighted-average assumptions (annualized percentages):

Years Ended September 30,	2011	2010
Volatility	83.0% - 93.0%	80.0% - 82.0%
Risk-free interest rate	.99% - 1.77%	.78% - 2.36%
Forfeiture rate	10.0%	20.0%
Dividend yield	0.0%	0.0%
Expected life in years	3.4 - 6.5	3.4 - 4.9

The Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company's common stock over the period commensurate with the expected life of the options. The risk-free interest rate is based on rates published by the Federal Reserve Board. The contractual term of the options was five years until it was changed to ten years in August 2011. The expected life is based on observed and expected time to post-vesting exercise. The expected forfeiture rate is based on past experience and employee retention data. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. Such revision adjustments to expense will be recorded as a cumulative adjustment in the period in which the estimate is changed.

As of September 30, 2011, there was approximately $700,000 of total unrecognized compensation costs related to outstanding employee stock options. This amount is expected to be recognized over a weighted-average period of 1.5 years. To the extent the forfeiture rate is different from what the Company anticipated, stock-based compensation related to these awards will be different from the Company's expectations.

Stock Option Summary Information

A summary of activity for the Company's stock option plans, as well as options granted outside such plans as of September 30, 2011 and 2010, is presented below:

	Number of Shares	Weighted Average Exercise Price
Fiscal 2010:		
Outstanding October 1, 2009	4,068,409	$2.96
Granted	781,500	$1.28
Canceled/expired	(378,876)	$5.32
Exercised	(62,291)	$0.49
Outstanding September 30, 2010	4,408,742	$2.50
Exercisable September 30, 2010	3,798,407	$2.69
Fiscal 2011:		
Outstanding October 1, 2010	4,408,742	$2.50
Granted	378,000	$2.39
Canceled/expired	(473,638)	$3.60
Exercised	(131,765)	$1.10
Outstanding September 30, 2011	4,181,339	$2.40
Exercisable September 30, 2011	3,705,939	$2.47
Weighted average fair value of options granted during the year		$1.60

The aggregate intrinsic value for options outstanding and options exercisable at September 30, 2011 was $1,490,380 and $1,370,101, respectively. The aggregate intrinsic value represents the difference between the Company's closing stock price on the last day of trading during the year, which was $1.85 per share, and the exercise price multiplied by the number of applicable options. The total intrinsic value of options exercised during 2011 and 2010 was $182,191 and $71,796, respectively. Cash received from the exercise of stock options for the year ended September 30, 2011 was $145,450. The Company recognized the $182,191 as a tax benefit in the income tax provision for the year ended September 30, 2011.

The following table summarizes information about stock options outstanding at September 30, 2011:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.46-$1.00	776,482	2.19	$0.48	774,919	$0.48
$1.01-$2.00	1,095,857	2.97	$1.47	867,574	$1.51
$2.01-$3.00	494,500	6.43	$2.30	253,946	$2.27
$3.01-$4.00	1,106,000	0.68	$3.40	1,101,000	$3.40
$4.01-$4.81	708,500	0.37	$4.47	708,500	$4.47
$0.46-$4.81	4,181,339	2.19	$2.40	3,705,939	$2.47

The Company recorded non-cash share-based compensation expense for employees, directors and consultants of $422,643 and $475,472, respectively, for the fiscal years ended September 30, 2011 and 2010. The amounts of share-based compensation expense are classified in the consolidated statements of operations as follows:

Years Ended September 30,	2011	2010
Cost of revenue	$ 25,928	$ 41,641
Selling, general and administrative	335,796	380,688
Research and development	60,919	53,143
Total	$422,643	$475,472

14. STOCKHOLDERS' EQUITY

Common Stock Activity

During the year ended September 30, 2011, the Company issued 131,765 shares of common stock and obtained gross proceeds of $145,450 in connection with the exercise of stock options.

Preferred Stock

The Company is authorized under its certificate of incorporation and bylaws to issue 5,000,000 shares of preferred stock, $0.00001 par value, without any further action by the stockholders. The board of directors has the authority to divide any and all shares of preferred stock into series and to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuance of preferred stock by the board of directors could result in such shares having dividend and or liquidation preferences senior to the rights of the holders of common stock and could dilute the voting rights of the holders of common stock.

No shares of preferred stock were outstanding during the fiscal years ended September 30, 2011 or 2010.

Stock Purchase Warrants

In February 2011, 1,627,945 stock purchase warrants originally issued on August 7, 2006 (the "2006 Warrants") were exercised at a price of $2.67 for total proceeds of $4,346,613. The remaining 12,564 of the 2006 Warrants expired unexercised. On February 4, 2011, in consideration of the warrant holders exercising the 2006 Warrants at an exercise price above the then current market price of the Company's common stock, the Company issued to the warrant holders new warrants exercisable for an aggregate of 1,627,945 shares of common stock at an exercise price of $2.67 per share (the "2011 Warrants"). The 2011 Warrants are exercisable from August 4, 2011 through February 4, 2016. The fair value of the 2011 Warrants, which was recorded as a non-cash offering cost and offset to the proceeds from the exercise of the 2006 Warrants, was estimated to be $2,164,773 using a Black-Scholes pricing model, assuming a 5.0 year expected life, a volatility of 88.5%, a risk-free interest rate of 2.26% and no expected forfeitures or dividend yield.

The Company entered into a Registration Rights Agreement with the holders of the 2011 Warrants ("Warrant Holders"). Under this agreement, the Company agreed to prepare and file, within 30 days following the issuance of the 2011 Warrants, a registration statement covering the resale of the shares of common stock issuable upon exercise of the 2011 Warrants. If the registration statement was not declared effective within 90 days following the date of issuance of the securities, or the Warrant Holders are otherwise unable to re-sell the shares purchased upon exercise of the 2011 Warrants, the Company will be obligated to pay liquidated damages to the purchasers in the amount of $0.01335 per day per applicable share until 180 days after the date the registration statement is required to be filed, and $0.0267 per day per applicable share thereafter, but not to exceed a total of $0.534 per applicable share or a maximum of $869,323. This obligation will be effective for the five year term of the Warrants, or until all 2011 Warrants have been exercised.

On March 2, 2011, the Company filed a registration statement on Form S-3, which satisfied its initial registration obligations under this agreement. On April 7, 2011, this registration statement became effective, which satisfied the initial 90 day effectiveness obligation. No liquidated damages have been accrued as of September 30, 2011 as it was not deemed to be probable that any such damages will be incurred.

Pursuant to guidance in ASC 815-40, which the Company adopted October 1, 2009 (see Notes 2 and 4), management determined that 1,948,204 warrants granted in 2006 contained a strike price adjustment feature resulting in the instruments no longer being considered indexed to the Company's own stock. Accordingly, on October 1, 2009, these warrants were reclassified from equity and the Company recorded a warrant liability of $747,917 with a cumulative effect adjustment to accumulated deficit of $1,499,063 based on the change in fair value of the warrants from their issuance date to the reclassification date. The warrant fair value was adjusted each reporting period based on current assumptions, with the change in value recognized in current earnings. At August 6, 2010, the date the warrants were scheduled to expire, the estimated fair value of the warrant liability was reduced to $0, based on the fair value on that date and the amendment described below which removed the strike price adjustment feature of the warrants so that they no longer are required to be classified as a derivative liability under the provisions of ASC 815-40. Other income of $747,917 was recognized during the year ended September 30, 2010 based on the change in fair value. The warrant fair values at August 6, 2010 and October 1, 2009 were determined using the Black-Scholes valuation model using the closing stock price at each date, volatility rates of 71% and 96%, risk free interest rates of 0.00% and 0.27%, and contractual lives equal to the remaining term of the warrants expiring August 6, 2010 which was 0.00 years and 0.85 years as of each measurement date.

In July and August, 2010, prior to the expiration of the warrants, the Company entered into an Amendment No. 1 to Warrant (the "Amendment") with certain holders of its outstanding warrants. The Amendment extended the expiration date on 1,640,509 warrants from August 6, 2010 to February 6, 2011. In consideration for the extended expiration date, the holders were no longer entitled to receive (a) a pro rata distribution of shares of any wholly owned subsidiary of the company in a spin off transaction upon exercise of the warrants after the record date for such spin-off or (b) an adjustment to the warrant exercise price for subsequent issuances of securities by the Company at a price less than the then current exercise price for the warrants. Based on the elimination of the repricing provision, the warrants extended were no longer required to be classified as a derivative liability under the provisions of ASC 815-40. As such, at August 6, 2010, the value of the derivatives was reduced to $0, as the original warrants held no value at the original expiration date, and then an operating expense of $1,725 was recorded for those warrants extended using the Black-Scholes valuation model based on the closing price on August 6, 2010, a volatility rate of 51%, risk free interest rate of 0.20% and a contractual life of six months representing the term of the extension.

15. NET INCOME PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period increased to include the number of dilutive potential common shares outstanding during the period. The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method, which assumes that the proceeds from the exercise of the outstanding options and warrants are used to repurchase common stock at market value. Under the treasury stock method, an increase in the fair market value of the Company's common stock can result in a greater dilutive effect from potentially dilutive securities. If the Company has losses for the period, the inclusion of potential common stock instruments outstanding would be anti-dilutive. In addition, under the treasury stock method, the inclusion of stock options and warrants with an exercise price greater than the per share market value, would be antidilutive. Potential common shares that would be antidilutive are excluded from the calculation of diluted income per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,	
	2011	2010
Basic		
Income from continuing operations	$ 4,953,448	3,032,674
Income (loss) from discontinued operations	69,454	(49,061)
Income available to common stockholders	$ 5,022,902	$ 2,983,613
Weighted average common shares outstanding (basic)	31,755,157	30,589,212
Basic income per common share, continuing operations	$ 0.16	$ 0.10
Basic income per common share, discontinued operations	$ 0.00	$ 0.00
Basic income per common share	$ 0.16	$ 0.10
Diluted		
Income from continuing operations	$ 4,953,448	3,032,674
Income (loss) from discontinued operations	69,454	(49,061)
Income available to common stockholders	$ 5,022,902	$ 2,983,613
Weighted average common shares outstanding	31,755,157	30,589,212
Assumed exercise of dilutive options and warrants	967,475	522,118
Common and potential common shares	32,722,632	31,111,330
Diluted income per common share, continuing operations	$ 0.15	$ 0.10
Diluted income per common share, discontinued operations	$ 0.00	$ 0.00
Diluted income per common share	$ 0.15	$ 0.10
Potentially dilutive securities outstanding at period end excluded from diluted computation as they were antidilutive		
Options	1,925,000	2,849,700
Warrants	1,627,945	1,640,509
Total	3,552,945	4,490,209

16. MAJOR CUSTOMERS, SUPPLIERS, SEGMENT AND RELATED INFORMATION

Major Customers

For the fiscal year ended September 30, 2011, revenues from two customers accounted for 46% and 12% of total revenues. No other single customer represented more than 10% of total revenues. For the fiscal year ended

September 30, 2010, revenues from one customer accounted for 41% of total revenues with no other single customer accounting for more than 10% of total revenues.

Suppliers

The Company has a large number of components and sub-assemblies produced by outside suppliers, some of which are sourced from a single supplier, which can magnify the risk of shortages and decrease the Company's ability to negotiate with suppliers on the basis of price. In particular, the Company depends on one supplier of compression drivers for its LRAD products. If supplier shortages occur, or quality problems arise, then production schedules could be significantly delayed or costs significantly increased, which could in turn have a material adverse effect on the Company's financial condition, results of operation and cash flows.

Segment and Related Information

The Company presents its business as one reportable segment due to the similarity in nature of products marketed, financial performance measures (revenue growth and gross margin), methods of distribution (direct and indirect) and customer markets (each product is sold by the same personnel to government and commercial customers, domestically and internationally). The Company's chief operating decision making officer reviews financial information on sound products on a consolidated basis.

The following table summarizes revenues by geographic region. Revenues are attributed to countries based on customer location.

Years Ended September 30,	2011	2010
Revenues		
United States	$ 7,895,236	$11,430,762
Other	18,611,585	5,263,313
Total Revenues	$26,506,821	$16,694,075

The following table summarizes revenues by product line.

Years Ended September 30,	2011	2010
Revenues		
LRAD	26,196,063	16,547,305
SoundSaber	147,713	45,627
Other	163,045	101,143
Total Revenues	$26,506,821	$16,694,075

17. SPIN-OFF OF PARAMETRIC SOUND CORPORATION

On September 27, 2010, the Company completed a spin-off of Parametric, the subsidiary to which the Company's contributed its HSS technology business. The spin-off was approved by the Company's stockholders in a special meeting on June 2, 2010. Parametric filed a registration statement on Form 10 with the Securities and Exchange Commission in connection with the spin-off. On September 27, 2010, all outstanding shares of Parametric were distributed to the Company's stockholders of record on September 10, 2010 as a pro-rata, dividend of one Parametric common share for every two shares of the Company's common stock.

On September 27, 2010, the Company entered into a Separation and Distribution Agreement with Parametric that sets forth the terms and conditions of the separation of Parametric from the Company. The Separation and Distribution Agreement provides a framework for the relationship between the Company and Parametric following the separation regarding principal transactions necessary to separate Parametric from the Company, including (i) the contribution of assets to the business, (ii) retention of liabilities by the Company, (iii) use of HSS assets retained by the Company to fulfill any orders for such assets received prior to the distribution date, unsolicited follow-on orders received from current customers through December 31, 2010, and orders for a current project with Cardinal Health, Inc. through the completion of the project, (iv) the distribution by the Company on the distribution date of all outstanding shares of Parametric common stock to the Company's stockholders in the form of a pro rata dividend of one share of Parametric common stock for every two shares of the Company's common stock outstanding to stockholders on the record date, and (v) other provisions governing certain aspects of the Company's relationship with Parametric after the completion of the separation from the Company.

In addition, on September 27, 2010, the Company entered into a Tax Sharing Agreement with Parametric in connection with the spin-off, that generally governs the parties' respective rights, responsibilities and obligations after the separation with respect to taxes.

The net assets contributed by the Company to Parametric consisted of the following:

Inventories, net	$ 21,293
Patents, net	432,713
Net assets transferred	$454,006

Parametric's historical results of operations relating to the HSS business have been presented as discontinued operations in the Consolidated Statement of Operations. The current and prior year Consolidated Balance Sheets also identify historical assets and liabilities as well as assets and liabilities retained by the Company to fulfill remaining obligations per the terms of the Separation and Distribution Agreement.

18. DISCONTINUED OPERATIONS REPORTING

The Company spun-off its wholly-owned subsidiary Parametric Sound Corporation ("Parametric") effective September 27, 2010. The historical results of operations relating to the HSS business have been presented as discontinued operations in the Consolidated Statement of Operations. The current and prior year Consolidated Balance Sheets also identify historical assets and liabilities as well as assets and liabilities retained by the Company to fulfill remaining obligations per the terms of the Separation and Distribution Agreement. Based on the terms of the Separation and Distribution Agreement between Parametric and the Company, the Company had some limited continuing activity with regard to the HSS business after the distribution date which gave rise to continuing cash flows. The Company continued to fulfill some transitional sales of the legacy HSS model H450 product for a short period of time and then cash flows associated with the sales and production of this product are expected to cease.

The components of the Consolidated Statements of Operations which are presented as discontinued operations are as follows:

	Years Ended September 30,	
	2011	2010
Total revenues	$ 195,097	$ 607,262
Cost of revenues	(119,253)	(452,510)
Operating expenses	—	(211,754)
Total income (loss) from discontinued operations	$ 75,844	$ (57,002)
Income tax (expense) benefit	(6,390)	7,941
Income (loss) from discontinued operations	$ 69,454	$ (49,061)

The components of the Consolidated Balance Sheets which are presented as discontinued operations were as follows:

	September 30, 2011	September 30, 2010
Assets:		
Accounts receivable, less allowance of $0 and $222,864 for doubtful accounts	$ —	$ 41,663
Inventories, net	6,250	70,854
Total current assets	$6,250	$112,517
Liabilities:		
Accounts payable	$ —	$ 16,994
Customer deposits	—	2,913
Payroll and related	—	3,465
Warranty reserve	9,263	29,918
Total current liabilities	$9,263	$ 53,290

19. RELATED PARTY

Elwood G. Norris, a former officer and Chairman of the Board of the Company, is the President and Chief Executive Officer of Parametric. Mr. Norris was previously a related party as a result of more than 10% stock ownership of the Company until March 31, 2011 when his stock ownership fell below 10%. The Company entered into a consulting arrangement with Mr. Norris on June 4, 2010, concurrent with him resigning from the Board, whereby he provided consulting and advisory services to the Company in exchange for a quarterly consulting fee of $5,000 through May 31, 2012. The Company paid Mr. Norris consulting fees of $20,000 during the year ended September 30, 2011, and consulting and board fees of $5,000 and $15,000, respectively, during the year ended September 30, 2010.

20. SUBSEQUENT EVENT

On November 29, 2011, the Company entered into a new lease for 31,360 square feet to replace the current San Diego lease. The lease will commence June 1, 2012 and expire May 31, 2018. See Note 12 for additional information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LRAD CORPORATION
December 5, 2011

By: /s/ THOMAS R. BROWN
Thomas R. Brown
President and Chief Executive Officer

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Thomas R. Brown, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant in the capacities and on the dates indicated.

Date: December 5, 2011	By /s/ THOMAS R. BROWN **Thomas R. Brown** **Chairman of the Board, President, Chief Executive Officer** **(Principal Executive Officer)**
Date: December 5, 2011	By /s/ KATHERINE H. MCDERMOTT **Katherine H. McDermott, Chief Financial Officer** **(Principal Financial and Accounting Officer)**
Date: December 5, 2011	By /s/ HELEN C. ADAMS **Helen C. Adams** **Director**
Date: December 5, 2011	By /s/ RAYMOND SMITH **Raymond Smith** **Director**
Date: December 5, 2011	By /s/ LAURA M. CLAGUE **Laura M. Clague** **Director**

Exhibit 23.1

CONSENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

LRAD Corporation
San Diego, California

We hereby consent to the incorporation by reference in Registration Statements on Forms S-8 (File No. 333-144698, and File No. 333-125454) and Forms S-3 (File No. 333-99675, File No. 333-105740, File No. 333-107635, File No. 333-127534, File No. 333-137289 and File No. 333-172552) of LRAD Corporation of our report dated December 5, 2011, relating to our audits of the consolidated financial statements and internal control over financial reporting which appear in this Annual Report on Form 10-K of LRAD Corporation for the year ended September 30, 2011.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, CA
December 5, 2011

Exhibit 31.1

CERTIFICATIONS

I, Thomas R. Brown, certify that:

1. I have reviewed this annual report on Form 10-K of LRAD Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's independent registered public accounting firm and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 5, 2011

/s/ THOMAS R. BROWN

Thomas R. Brown,
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Katherine H. McDermott, certify that:

1. I have reviewed this annual report on Form 10-K of LRAD Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's independent registered public accounting firm and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 5, 2011

/s/ KATHERINE H. MCDERMOTT

Katherine H. McDermott
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CO-PRINCIPAL EXECUTIVE OFFICERS AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his or her capacity as an officer of LRAD Corporation (the "Company"), that, to his or her knowledge, the Annual Report of the Company on Form 10-K for the fiscal year ended September 30, 2011 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (except as to the due date for filing) and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company as of the dates and for the periods presented in the financial statements included in such report.

Dated: December 5, 2011

/s/ THOMAS R. BROWN

Thomas R. Brown,
President,
Chief Executive Officer
(Principal Executive Officer)

/s/ KATHERINE H. MCDERMOTT

Katherine H. McDermott
Chief Financial Officer
(Principal Financial Officer)

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of LRAD Corporation under the Securities Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

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